1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

Taiwan Semiconductor Manufacturing
Company Limited
Financial Statements for the
Three Months Ended March 31, 2008 and 2007 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of March 31, 2008 and 2007, and the related statements of income and cash flows for the three months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
As discussed in Note 3 to the financial statements, effective January 1, 2008, Taiwan Semiconductor Manufacturing Company Limited adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued by the Accounting Research and Development Foundation of the Republic of China and relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan.

We have also reviewed, in accordance with Statement on Auditing Standards No. 36, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the three months ended March 31, 2008 and 2007, and have issued thereon an unqualified review report with an explanatory paragraph relating to the adoption of Interpretation 2007-052 and an unqualified review report, respectively.
April 9, 2008
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
MARCH 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$115,869,440	20	$119,752,168	20
Financial assets at fair value through profit or loss (Notes 2 and 5)	160,249	—	159	—
Available-for-sale financial assets (Notes 2 and 6)	18,591,721	4	26,325,390	4
Held-to-maturity financial assets (Notes 2 and 7)	9,976,745	2	6,523,668	1
Receivables from related parties (Note 24)	24,687,419	4	19,157,572	3
Notes and accounts receivable	16,099,860	3	14,682,899	3
Allowance for doubtful receivables (Notes 2 and 8)	(687,619)	—	(690,931)	—
Allowance for sales returns and others (Notes 2 and 8)	(4,167,643)	(1)	(2,476,287)	—
Other receivables from related parties (Note 24)	2,221,204	—	487,266	—
Other financial assets	395,342	—	686,670	—
Inventories, net (Notes 2 and 9)	19,252,120	4	19,933,360	3
Deferred income tax assets (Notes 2 and 17)	8,094,973	1	9,486,631	2
Prepaid expenses and other current assets	809,189	—	1,362,053	—

Total current assets	211,303,000	37	215,230,618	36

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10 and 11)
Investments accounted for using equity method	107,596,741	19	105,135,305	18
Available-for-sale financial assets	—	—	6,466,605	1
Held-to-maturity financial assets	8,023,394	1	26,697,128	5
Financial assets carried at cost	748,160	—	746,405	—

Total long-term investments	116,368,295	20	139,045,443	24

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	102,763,591	18	98,752,832	17
Machinery and equipment	598,750,110	103	538,459,403	91
Office equipment	9,424,541	2	8,722,604	1

	710,938,242	123	645,934,839	109
Accumulated depreciation	(503,748,572)	(87)	(435,129,667)	(73)
Advance payments and construction in progress	28,503,739	5	11,740,887	2

Net property, plant and equipment	235,693,409	41	222,546,059	38

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	6,781,759	1	5,593,638	1

Total intangible assets	8,349,515	1	7,161,394	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 17)	3,916,735	1	5,001,596	1
Refundable deposits	2,748,142	—	2,576,685	—
Others (Note 2)	295,217	—	65,712	—

Total other assets	6,960,094	1	7,643,993	1

TOTAL	$578,674,313	100	$591,627,507	100

	2008		2007
	Amount	%	Amount	%

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$239,893	—	$133,802	—
Accounts payable	7,491,302	1	6,811,587	1
Payables to related parties (Note 24)	1,986,731	—	2,377,933	—
Income tax payable (Notes 2 and 17)	13,743,060	3	9,801,787	2
Accrued bonuses to employees and directors (Notes 3 and 19)	4,321,538	1	—	—
Accrued expenses and other current liabilities (Note 15)	9,925,414	2	8,497,965	1
Payables to contractors and equipment suppliers	11,413,544	2	8,694,304	2
Current portion of bonds payable (Note 14)	8,000,000	1	4,500,000	1

Total current liabilities	57,121,482	10	40,817,378	7

LONG-TERM LIABILITIES
Bonds payable (Note 14)	4,500,000	1	12,500,000	2
Other long-term payables (Note 15)	1,335,996	—	1,623,181	—

Total long-term liabilities	5,835,996	1	14,123,181	2

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 16)	3,666,177	1	3,546,228	1
Guarantee deposits (Note 26)	1,869,126	—	3,424,737	1
Deferred credits (Notes 2 and 24)	887,838	—	1,090,364	—

Total other liabilities	6,423,141	1	8,061,329	2

Total liabilities	69,380,619	12	63,001,888	11

CAPITAL STOCK — $10 PAR VALUE
Authorized: 28,050,000 thousand shares in 2008
27,050,000 thousand shares in 2007
Issued: 25,629,242 thousand shares in 2008
25,832,959 thousand shares in 2007	256,292,416	44	258,329,592	44

CAPITAL SURPLUS (Notes 2 and 19)	51,696,165	9	54,231,465	9

RETAINED EARNINGS (Note 19)
Appropriated as legal capital reserve	56,406,684	10	43,705,711	7
Appropriated as special capital reserve	629,550	—	640,742	—
Unappropriated earnings	151,596,813	26	171,616,718	29

	208,633,047	36	215,963,171	36

OTHERS (Notes 2, 21 and 23)
Cumulative translation adjustments	(6,810,720)	(1)	299,332	—
Unrealized gains on financial instruments	400,861	—	720,134	—
Treasury stock: 34,096 thousand shares in 2008	(918,075)	—	(918,075)	—

33,926 thousand shares in 2007
	(7,327,934)	(1)	101,391	—

Total shareholders’ equity	509,293,694	88	528,625,619	89

TOTAL	$578,674,313	100	$591,627,507	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche review report dated April 9, 2008)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 24)	$86,911,072		$64,054,647

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	1,680,969		708,058

NET SALES	85,230,103	100	63,346,589	100

COST OF SALES (Notes 18 and 24)	47,864,496	56	39,378,386	62

GROSS PROFIT	37,365,607	44	23,968,203	38

UNREALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	63,912	—	198,973	—

REALIZED GROSS PROFIT	37,301,695	44	23,769,230	38

OPERATING EXPENSES (Notes 18 and 24)
Research and development	4,912,037	6	3,479,141	5
General and administrative	2,388,738	3	1,617,600	3
Marketing	586,390	—	310,529	1

Total operating expenses	7,887,165	9	5,407,270	9

INCOME FROM OPERATIONS	29,414,530	35	18,361,960	29

NON-OPERATING INCOME AND GAINS
Gain on settlement and disposal of financial instruments, net (Notes 2, 5 and 23)	1,638,057	2	—	—
Equity in earnings of equity method investees, net (Notes 2 and 10)	1,043,790	1	853,184	1
Interest income	642,460	1	652,231	1
Technical service income (Notes 24 and 26)	205,295	—	161,161	—
Valuation gain of financial instruments, net (Notes 2, 5 and 23)	125,919	—	—	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 24)	77,850	—	69,982	—
Rental income (Note 24)	64,549	—	55,614	—
Foreign exchange gain, net (Note 2)	—	—	440,867	1
Others (Note 24)	81,042	—	114,532	—

Total non-operating income and gains	3,878,962	4	2,347,571	3

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%
NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net (Note 2)	$1,774,578	2	$—	—
Interest expense	88,750	—	151,922	—
Loss on settlement and disposal of financial instruments, net (Notes 2, 5 and 23)	—	—	480,826	1
Valuation loss on financial instruments, net (Notes 2, 5 and 23)	—	—	167,493	—
Others	23,009	—	14,382	—

Total non-operating expenses and losses	1,886,337	2	814,623	1

INCOME BEFORE INCOME TAX EXPENSE	31,407,155	37	19,894,908	31

INCOME TAX EXPENSE (Notes 2 and 17)	3,263,773	4	1,056,269	1

NET INCOME	$28,143,382	33	$18,838,639	30

	2008		2007
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax

EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$1.23	$1.10	$0.75	$0.71

Diluted earnings per share	$1.23	$1.10	$0.75	$0.71

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as available-for-sale financial assets instead of treasury stock (Notes 2 and 21):

	2008	2007

NET INCOME	$28,143,382	$18,838,639

EARNINGS PER SHARE (NT$)
Basic earnings per share	$1.10	$0.71

Diluted earnings per share	$1.10	$0.71

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 9, 2008)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$28,143,382	$18,838,639
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,041,872	18,488,096
Unrealized gross profit from affiliates	63,912	198,973
Amortization of premium/discount of financial assets	(25,931)	(31,517)
Gain on disposal of available-for-sale financial assets, net	(23,271)	(29,611)
Equity in earnings of equity method investees, net	(1,043,790)	(853,184)
Dividends received from equity method investees	589,071	—
Gain on disposal of property, plant and equipment and other assets, net	(77,850)	(67,949)
Deferred income tax	498,225	(895,100)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(125,919)	167,493
Receivables from related parties	2,014,229	(2,288,063)
Notes and accounts receivable	1,811,468	1,595,265
Allowance for doubtful receivables	(1,353)	—
Allowance for sales returns and others	310,958	(274,778)
Other receivables from related parties	64,957	(38,000)
Other financial assets	(63,644)	(33,210)
Inventories	1,735,022	(781,146)
Prepaid expenses and other current assets	52,276	(140,854)
Increase (decrease) in:
Accounts payable	(1,994,516)	667,908
Payables to related parties	(1,012,899)	(948,983)
Income tax payable	2,765,097	1,951,369
Accrued bonuses to employees and directors	4,321,538	—
Accrued expenses and other current liabilities	(1,581,849)	343,035
Accrued pension cost	8,498	16,112
Deferred credits	(23,937)	(23,936)

Net cash provided by operating activities	54,445,546	35,860,559

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	—	(2,151,253)
Financial assets carried at cost	—	(33,562)
Investments accounted for using equity method	(217,348)	(1,631,986)
Property, plant and equipment	(14,294,648)	(13,783,013)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	5,154,736	2,080,000
Held-to-maturity financial assets	2,238,000	4,282,320
Property, plant and equipment and other assets	1,157	1,165
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2008	2007

Proceeds from return of capital by investees	$55,056	$14,068
Increase in deferred charges	(584,370)	(992,173)
Increase in refundable deposits	(6,604)	(1,270,451)

Net cash used in investing activities	(7,654,021)	(13,484,885)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term bonds payable	—	(2,500,000)
Decrease in guarantee deposits	(371,551)	(385,224)
Proceeds from exercise of employee stock options	80,948	122,009
Payment for repurchase of treasury stock	(3,053,584)	—

Net cash used in financing activities	(3,344,187)	(2,763,215)

NET INCREASE IN CASH AND CASH EQUIVALENTS	43,447,338	19,612,459

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	72,422,102	100,139,709

CASH AND CASH EQUIVALENTS, END OF PERIOD	$115,869,440	$119,752,168

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$355,000	$420,000

Income tax paid	$63,801	$52,670

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$20,318,452	$11,807,794
Decrease (increase) in payables to contractors and equipment suppliers	(6,023,804)	1,975,219

Cash paid	$14,294,648	$13,783,013

Disposal of property, plant and equipment and other assets	$1,762,010	$1,165
Increase in other payables to related parties	(1,760,853)	—

Cash received	$1,157	$1,165

NON-CASH INVESTMENT AND FINANCING ACTIVITIES
Current portion of bonds payable	$8,000,000	$4,500,000

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$3,308,040	$2,371,524

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 9, 2008)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of March 31, 2008 and 2007, the Company had 20,519 and 20,222 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds and asset-backed commercial papers acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of structured time deposits is estimated using valuation techniques. Fair value of open-end mutual funds is determined using the net assets value at the end of the period. For debt securities, fair value is determined using the average of bid and asked prices at the end of the period.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Period-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments Accounted for Using the Equity Method”, the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). The accounting treatment for the investment premiums paid before January 1, 2006 is the same as that for goodwill which is no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, “Business Combinations — Accounting Treatment under Purchase Method”, goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

The R.O.C. government enacted the Alternative Minimum Tax Act (AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the tax-exempt income under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

Stock-based Compensation

Employee stock options that were modified or granted in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”. The Company did not grant or modify employee stock options during the three months ended March 31, 2008.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.

The Company’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Recent Accounting Pronouncements

The Accounting Research and Development Foundation (ARDF) of the R.O.C. revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories” (SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009. Early adoption is permitted.

3.	ACCOUNTING CHANGES

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued in March 2007 by the ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share (after income tax) of NT$3,586,877 thousand and NT$0.14, respectively, for the three months ended March 31, 2008.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”, which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s financial statements as of and for the three months ended March 31, 2008.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2008	2007

Cash and deposits in banks	$109,361,907	$77,169,400
Repurchase agreements collaterized by government bonds	5,995,378	41,985,407
Asset-backed commercial papers	512,155	597,361

	$115,869,440	$119,752,168

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2008	2007

Derivatives — financial assets
Cross currency swap contracts	$160,249	$159

Derivatives — financial liabilities

Forward exchange contracts	$121,599	$18,717
Cross currency swap contracts	118,294	115,085

	$239,893	$133,802

The Company entered into derivative contracts during the three months ended March 31, 2008 and 2007 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.
Outstanding forward exchange contracts as of March 31, 2008 and 2007:

Contract
Amount
	Maturity Date	(in Thousands)
March 31, 2008

Sell EUR/Buy NT$	April 2008 to July 2008	EUR 44,500

March 31, 2007

Sell EUR/Buy US$	April 2007	EUR 23,000

     Outstanding cross currency swap contracts as of March 31, 2008 and 2007:

	Contract	Range of	Range of
	Amount	Interest Rates	Interest Rates
Maturity Date	(in Thousands)	Paid	Received

March 31, 2008

April 2008	US $883,000	2.60%-3.75%	1.28%-2.42%

March 31, 2007

April 2007 to June 2007	US $835,000	2.65%-5.35%	1.65%-5.16%
For the three months ended March 31, 2008 and 2007, gains and losses arising from derivative financial instruments were net gains of NT$1,740,705 thousand (including realized settlement gains of NT$1,614,786 thousand and valuation gains of NT$125,919 thousand) and net losses of NT$677,929 thousand (including realized settlement losses of NT$510,436 thousand and valuation losses of NT$167,493 thousand), respectively.
6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2008	2007

Open-end mutual funds	$14,126,171	$23,976,854
Corporate bonds	4,065,233	4,163,115
Government bonds	400,317	4,152,738
Structured time deposits	—	499,288

	18,591,721	32,791,995
Current portion	(18,591,721)	(26,325,390)

	$—	$6,466,605

As of March 31, 2007, structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying
	Amount	Amount	Interest Rate	Maturity Date
Step-up callable deposits
Domestic deposits	$500,000	$499,288	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.

7. HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2008	2007

Corporate bonds	$10,908,455	$13,426,614
Government bonds	6,091,684	8,676,382
Structured time deposits	1,000,000	11,117,800

	18,000,139	33,220,796
Current portion	(9,976,745)	(6,523,668)

	$8,023,394	$26,697,128

As of March 31, 2008 and 2007, structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
March 31, 2008

Step-up callable deposits
Domestic deposits	$1,000,000	$3,844	1.77%-1.83%	April 2008 to October 2008

March 31, 2007

Step-up callable deposits
Domestic deposits	$4,500,000	$13,593	1.50%-1.83%	June 2007 to October 2008
Callable range accrual deposits
Domestic deposits	3,970,680	14,752	(See below)	September 2009 to December 2009
Foreign deposits	2,647,120	7,390	(See below)	October 2009 to December 2009

	$11,117,800	$35,735

The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.
As of March 31, 2008, no structured time deposit resided in banks located in foreign countries. As of March 31, 2007, the principal of the deposits that resided in banks located in Hong Kong and Singapore amounted to US$60,000 thousand and US$20,000 thousand, respectively.
8. ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Three Months Ended
	March 31
	2008	2007

Balance, beginning of period	$688,972	$690,931
Write-off	(1,353)	—

Balance, end of period	$687,619	$690,931

Movements of the allowance for sales returns and others were as follows:

	Three Months Ended
	March 31
	2008	2007

Balance, beginning of period	$3,856,685	$2,751,065
Provision	1,680,969	708,058
Write-off	(1,370,011)	(982,836)

Balance, end of period	$4,167,643	$2,476,287

9. INVENTORIES, NET

	March 31
	2008	2007

Finished goods	$3,884,951	$3,477,094
Work in process	14,335,798	15,567,178
Raw materials	1,217,429	1,197,164
Supplies and spare parts	604,237	449,237

	20,042,415	20,690,673
Allowance for losses	(790,295)	(757,313)

	$19,252,120	$19,933,360

10. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2008		2007
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

TSMC Global Ltd. (TSMC Global)	$41,971,629	100	$43,771,405	100
TSMC International Investment Ltd. (TSMC International)	27,063,207	100	26,934,392	100
Vanguard International Semiconductor Corporation (VIS)	11,183,477	36	5,999,943	27
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	8,352,727	39	8,134,439	39
TSMC (Shanghai) Company Limited (TSMC Shanghai)	7,895,259	100	9,127,747	100
TSMC Partners, Ltd. (TSMC Partners)	3,528,732	100	4,572,167	100
TSMC North America	2,184,900	100	2,107,864	100
XinTec Inc. (XinTec)	1,483,429	43	1,370,453	43
VentureTech Alliance Fund II, L.P. (VTAF II)	1,039,699	98	801,222	98
VentureTech Alliance Fund III, L.P. (VTAF III)	1,037,387	98	438,480	98
Global UniChip Corporation (GUC)	891,488	37	692,434	38
Emerging Alliance Fund, L.P. (Emerging Alliance)	390,518	99	779,280	99
Chi Cherng Investment Co., Ltd. (Chi Cherng)	175,689	36	118,167	36
(Continued)

	March 31
	2008		2007
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	$173,804	36	$116,793	36
TSMC Japan Limited (TSMC Japan)	112,111	100	98,799	100
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	97,152	100	56,633	100
TSMC Korea Limited (TSMC Korea)	15,533	100	15,087	100

	$107,596,741		$105,135,305

(Concluded)
In January 2007, the Company acquired 90,526 thousand shares in XinTec, representing 43% of its total common shares, for NT$1,357,890 thousand.
In August 2007, the Company acquired additional 169,600 thousand shares in VIS for NT$4,927,865 thousand; after the acquisition, the Company’s percentage of ownership in VIS increased from 27% to 36%.
For the three months ended March 31, 2008 and 2007, net equity in earnings of equity method investees of NT$1,043,790 thousand and NT$853,184 thousand was recognized, respectively. The related equity in earnings of equity method investees was determined based on the reviewed financial statements of the investees for the same periods as the Company.
As of March 31, 2008 and 2007, fair value of publicly traded stocks in investments accounted for using equity method was NT$22,267,805 thousand and NT$23,975,319 thousand, respectively.
Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets for the three months ended March 31, 2008 and 2007 were as follows:

	Three Months Ended
	March 31
	2008	2007

Balance, beginning of period	$2,677,388	$943,277
Additions	—	105,000
Depreciation/Amortization	(156,034)	(49,959)

Balance, end of period	$2,521,354	$998,318

Movements of the aforementioned difference allocated to goodwill for the three months ended March 31, 2008 and 2007 were as follows:

	Three Months Ended
	March 31
	2008	2007

Balance, beginning of period	$987,349	$213,984
Additions	—	—

Balance, end of period	$987,349	$213,984

11. FINANCIAL ASSETS CARRIED AT COST

	March 31
	2008	2007

Non-publicly traded stocks	$364,913	$364,913
Mutual funds	383,247	381,492

	$748,160	$746,405

12. PROPERTY, PLANT AND EQUIPMENT

	Three Months Ended March 31, 2008
	Balance,
	Beginning				Balance,
	of Period	Additions	Disposals	Reclassification	End of Period
Cost
Buildings	$101,907,892	$856,009	$—	$(310)	$102,763,591
Machinery and equipment	589,131,625	11,778,538	(2,145,226)	(14,827)	598,750,110
Office equipment	9,167,107	263,119	(5,875)	190	9,424,541

	700,206,624	$12,897,666	$(2,151,101)	$(14,947)	710,938,242

Accumulated depreciation
Buildings	57,349,828	1,935,317	$—	$(4)	59,285,141
Machinery and equipment	422,278,071	15,254,323	(392,248)	2	437,140,148
Office equipment	7,097,120	232,012	(5,875)	26	7,323,283

	486,725,019	$17,421,652	$(398,123)	$24	503,748,572

Advance payments and construction in progress	21,082,953	$7,420,786	$—	$—	28,503,739

Net	$234,564,558				$235,693,409

	Three Months Ended March 31, 2007
	Balance,
	Beginning	Additions			Balance,
	of Period	(Deductions)	Disposals	Reclassification	End of Period
Cost
Buildings	$96,961,851	$1,822,770	$(31,789)	$—	$98,752,832
Machinery and equipment	527,850,728	10,618,588	(9,866)	(47)	538,459,403
Office equipment	8,659,225	182,745	(118,556)	(810)	8,722,604

	633,471,804	$12,624,103	$(160,211)	$(857)	645,934,839

Accumulated depreciation
Buildings	49,595,917	$1,918,600	$(30,911)	$—	51,483,606
Machinery and equipment	361,401,800	15,633,685	(8,764)	(47)	377,026,674
Office equipment	6,469,533	268,360	(118,553)	47	6,619,387

	417,467,250	$17,820,645	$(158,228)	$—	435,129,667

Advance payments and construction in progress	12,230,805	$(816,309)	$—	$326,391	11,740,887

Net	$228,235,359				$222,546,059

     No interest was capitalized during the three months ended March 31, 2008 and 2007.

13. DEFERRED CHARGES, NET

	Three Months Ended March 31, 2008
	Balance,
	Beginning					Balance,
	of Period	Additions	Amortization	Disposals	Reclassification	End of Period

Technology license fees	$5,349,937	$—	$(390,922)	$—	$—	$4,959,015
Software and system design costs	1,309,272	215,826	(181,138)	—	(74)	1,343,886
Others	513,204	—	(34,346)	—	—	478,858

	$7,172,413	$215,826	$(606,406)	$—	$(74)	$6,781,759

	Three Months Ended March 31, 2007
	Balance,
	Beginning					Balance,
	of Period	Additions	Amortization	Disposals	Reclassification	End of Period

Technology license fees	$4,038,551	$825,550	$(438,247)	$—	$—	$4,425,854
Software and system design costs	1,517,575	166,623	(221,146)	(51)	(325,534)	1,137,467
Others	36,942	—	(6,625)	—	—	30,317

	$5,593,068	$992,173	$(666,018)	$(51)	$(325,534)	$5,593,638

14. BONDS PAYABLE

	March 31
	2008	2007

Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2007, 5.36% interest payable annually	$—	$4,500,000
Issued in January 2002 and repayable in January 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	12,500,000	12,500,000

	12,500,000	17,000,000
Current portion	(8,000,000)	(4,500,000)

	$4,500,000	$12,500,000

     As of March 31, 2008, future principal repayments for the Company’s bonds were as follows:

Year of Repayment	Amount

2009	$8,000,000
2012	4,500,000

$12,500,000

15. OTHER LONG-TERM PAYABLES
Most of the payables resulted from license agreements for certain semiconductor-related patents. As of March 31, 2008, future payments for other long-term payables were as follows:

Year of Payment	Amount

2008 (2nd to 4th quarter)	$3,236,893
2009	545,466
2010	466,412
2011	395,265

4,644,036
Current portion (classified under accrued expenses and other current liabilities)	(3,308,040)

$1,335,996

16. PENSION PLANS
The Labor Pension Act (the Act) became effective on July 1, 2005. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined the Company after July 1, 2005 can only be subject to the pension mechanism under the Act.
The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts starting from July 1, 2005, and recognized pension cost of NT$164,396 thousand and NT$148,533 thousand for the three months ended March 31, 2008 and 2007, respectively.
The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan (originally the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007). The Company recognized pension cost of NT$67,246 thousand and NT$81,154 thousand for the three months ended March 31, 2008 and 2007, respectively. As of March 31, 2008 and 2007, the balance of the Fund was NT$2,278,579 thousand and NT$2,027,436 thousand, respectively.

17. INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Three Months Ended
	March 31
	2008	2007

Income tax expense based on “income before income tax” at statutory rate (25%)	$7,851,789	$4,973,727
Tax effect of the following:
Tax-exempt income	(2,634,089)	(991,862)
Temporary and permanent differences	271,414	(79,127)
Others	41,235	—
Income tax credits used	(2,764,800)	(1,951,369)

Income tax currently payable	$2,765,549	$1,951,369

b.	Income tax expense consisted of the following:

Income tax currently payable	$2,765,549	$1,951,369
Net change in deferred income tax assets
Investment tax credits	1,457,032	509,910
Temporary differences	(51,527)	(708,401)
Valuation allowance	(907,281)	(696,609)

Income tax expense	$3,263,773	$1,056,269

c.	Net deferred income tax assets consisted of the following:

	March 31
	2008	2007
Current deferred income tax assets
Investment tax credits	$8,094,974	$9,486,631

Noncurrent deferred income tax assets, net
Investment tax credits	$5,284,749	$9,960,351
Temporary differences	1,194,838	1,548,865
Valuation allowance	(2,562,852)	(6,507,620)

	$3,916,735	$5,001,596

d.	Integrated income tax information:

The balance of the imputation credit account as of March 31, 2008 and 2007 was NT$3,012,848 thousand and NT$828,612 thousand, respectively.

The estimated and actual creditable ratio for distribution of earnings of 2007 and 2006 was 1.86% and 5.23%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of March 31, 2008, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$6,076,148	$4,841,869	2010
		4,439,860	4,439,860	2011
		13,547	13,547	2012

		$10,529,555	$9,295,276

Statute for Upgrading Industries	Research and development expenditures	$1,508,726	$—	2009
		1,781,376	1,781,376	2010
		1,654,065	1,654,065	2011
		523,083	523,083	2012

		$5,467,250	$3,958,524

Statute for Upgrading Industries	Personnel training expenditures	$21,795	$—	2009
		46,119	46,119	2010

		$67,914	$46,119

Statute for Upgrading Industries	Investments in important technology-based enterprises	$79,804	$79,804	2010

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-Exemption Period

Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 14 — Module B	2007 to 2011
h.	The tax authorities have examined income tax returns of the Company through 2005.
18. LABOR COST, DEPRECIATION AND AMORTIZATION

	Three Months Ended March 31, 2008
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$4,535,435	$3,206,078	$7,741,513
Labor and health insurance	171,065	96,691	267,756
Pension	147,988	83,654	231,642
Meal	110,622	44,839	155,461
Welfare	46,066	26,074	72,140
Others	48,224	1,251	49,475

	$5,059,400	$3,458,587	$8,517,987

Depreciation	$16,397,601	$1,016,959	$17,414,560

Amortization	$448,400	$158,006	$606,406

	Three Months Ended March 31, 2007
	Classified	Classified
	as Cost	as Operating
	of Sales	Expenses	Total

Labor cost
Salary	$2,219,384	$1,048,077	$3,267,461
Labor and health insurance	160,974	86,039	247,013
Pension	149,674	80,013	229,687
Meal	104,780	38,199	142,979
Welfare	55,674	31,019	86,693
Others	30,552	1,171	31,723

	$2,721,038	$1,284,518	$4,005,556

Depreciation	$16,857,622	$957,405	$17,815,027

Amortization	$458,751	$206,968	$665,719

19. SHAREHOLDERS’ EQUITY
As of March 31, 2008, 1,110,083 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,550,414 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital.
Capital surplus consisted of the following:

	March 31
	2008	2007

From merger	$23,276,911	$24,003,546
Additional paid-in capital	18,994,954	20,063,728
From convertible bonds	9,077,065	9,360,424
From long-term investments	347,180	414,524
Donations	55	55
From treasury stock transactions	—	389,188

	$51,696,165	$54,231,465

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue stock bonus to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are subject to shareholders’ approval in the following year.
For the three months ended March 31, 2008, the Company has recorded bonuses to employees and directors with a charge to earnings of approximately 15.3% of net income. Material differences between such estimated amounts and the amounts proposed by the Board of Directors subsequently are retroactively adjusted for in the current year. If the actual amounts subsequently resolved by the shareholders differ from the proposed amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate.
The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.
The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.
A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of earnings for 2007 and 2006 had been approved in a Board of Directors’ meeting held on February 19, 2008 and a shareholders’ meeting held on May 7, 2007, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriations of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2007	Year 2006	Year 2007	Year 2006

Legal capital reserve	$10,917,709	$12,700,973
Special capital reserve	(237,693)	(11,192)
Bonus to employees — in cash	3,939,883	4,572,798
Bonus to employees — in stock	3,939,883	4,572,798
Cash dividends to shareholders	76,881,311	77,489,064	$3.00	$3.00
Stock dividends to shareholders	512,542	516,594	0.02	0.02
Bonus to directors and supervisors	176,890	285,800

	$96,130,525	$100,126,835

The Board of Directors’ meeting held on February 19, 2008 and the shareholders’ meeting held on May 7, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$768,813 thousand and NT$774,891 thousand, respectively.
The amounts of the appropriations of earnings for 2006 are consistent with the resolutions of the meeting of the Board of Directors held on February 6, 2007. The amounts of the appropriations of earnings for 2007 and the stock dividends to be distributed out of capital surplus have not yet been resolved by the shareholders. If the above bonuses to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2007 and 2006, the basic earnings per share (after income tax) for the years ended December 31, 2007 and 2006 shown in the respective financial statements would have decreased from NT$4.14 to NT$3.84 and NT$4.93 to NT$4.56, respectively. The shares distributed as a bonus to employees represented 1.49% and 1.77% of the Company’s total outstanding common shares as of December 31, 2007 and 2006, respectively.
The information about the appropriations of bonuses to employees, directors and supervisors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.
20. STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans under the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.
Options of the aforementioned plans that had never been granted or had been granted but subsequently cancelled had expired as of March 31, 2008.
Information about outstanding options for the three months ended March 31, 2008 and 2007 was as follows:

		Weighted-
		Average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)

Three months ended March 31, 2008

Balance, beginning of period	41,875	$37.4
Options exercised	(2,138)	37.9
Options cancelled	(193)	46.8

Balance, end of period	39,544	37.3

		(Continued)

		Weighted-
		Average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)

Three months ended March 31, 2007
Balance, beginning of period	52,814	$39.6
Options exercised	(3,271)	37.3
Options cancelled	(252)	47.2

Balance, end of period	49,291	39.7

		(Concluded)
The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings in accordance with the plans.
As of March 31, 2008, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$25.9-$36.4	27,070	4.91	$33.0	27,070	$33.0
38.9 — 51.3	12,474	6.65	46.6	6,162	46.4

	39,544		37.3	33,232	35.5

No compensation cost was recognized under the intrinsic value method for the three months ended March 31, 2008 and 2007. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the three months ended March 31, 2008 and 2007 would have been as follows:

	Three Months Ended March 31
	2008	2007

Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%-3.44%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years
Net income:
Net income as reported	$28,143,382	$18,838,639
Pro forma net income	28,081,304	18,790,682
Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$1.10	$0.71
Pro forma basic EPS	1.10	0.71
Diluted EPS as reported	1.10	0.71
Pro forma diluted EPS	1.10	0.71

21.TREASURY STOCK
(Shares in Thousands)

	Beginning			Ending
	Shares	Addition	Retirement	Shares
Three months ended March 31, 2008

Parent company stock held by subsidiaries	34,096	—	—	34,096
Repurchase under share buyback plan	800,000	—	800,000	—

	834,096	—	800,000	34,096

Three months ended March 31, 2007

Parent company stock held by subsidiaries	33,926	—	—	33,926

As of March 31, 2008 and 2007, the book value of the treasury stock was NT$918,075 thousand each and its market value was NT$2,151,452 thousand and NT$2,303,596 thousand, respectively. The Company’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.
The Company held a meeting of the Board of Directors and approved a share buyback plan to repurchase the Company’s common shares up to 800,000 shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. As of December 31, 2007, the Company had repurchased 800,000 thousand common shares. All the treasury stock repurchased was retired on February 27, 2008.
22. EARNINGS PER SHARE
EPS was computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Three months ended March 31, 2008

Basic EPS
Income available to common shareholders	$31,407,155	$28,143,382	25,593,835	$1.23	$1.10

Effect of dilutive potential common stock — stock options	—	—	16,225

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$31,407,155	$28,143,382	25,610,060	$1.23	$1.10

Three months ended March 31, 2007

Basic EPS
Income available to common shareholders	$19,894,908	$18,838,639	26,384,121	$0.75	$0.71

Effect of dilutive potential common stock — stock options	—	—	21,538

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$19,894,908	$18,838,639	26,405,659	$0.75	$0.71

The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and employee stock bonuses. This adjustment caused each of the basic and diluted after income tax EPS for the three months ended March 31, 2007 to decrease from NT$0.73 to NT$0.71.
23. DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	March 31
	2008		2007
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets
Financial assets at fair value through profit or loss	$160,249	$160,249	$159	$159
Available-for-sale financial assets	18,591,721	18,591,721	32,791,995	32,791,995
Held-to-maturity financial assets	18,000,139	18,001,071	33,220,796	33,203,292

Liabilities
Financial liabilities at fair value through profit or loss	239,893	239,893	133,802	133,802
Bonds payable (including current portion)	12,500,000	12,657,936	17,000,000	17,279,497
Other long-term payables (including current portion)	4,644,036	4,644,036	3,994,705	3,994,705
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Fair values of financial assets/liabilities at fair value through profit or loss were estimated using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3)	Fair values of available-for-sale and held-to-maturity financial assets were based on their quoted market prices, except for structured time deposits of which fair values were estimated using valuation techniques.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value during the three months ended March 31, 2008 and 2007 of derivatives estimated using valuation techniques were recognized as gains of NT$125,919 thousand and losses of NT$167,493 thousand, respectively.

d.	As of March 31, 2008 and 2007, financial assets exposed to fair value interest rate risk were NT$36,752,109 thousand and NT$66,012,950 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$239,893 thousand and NT$133,802 thousand, respectively, and financial assets exposed to cash flow interest rate risk were nil and NT$6,617,800 thousand, respectively.

e.	Movements of unrealized gains or losses on financial instruments for the three months ended March 31, 2008 and 2007 were as follows:

	Three Months Ended March 31, 2008
		Equity in
	Valuation	Valuation
	Gain	Gain on
	on Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of period	$266,573	$414,424	$680,997
Recognized directly in shareholders’ equity	69,584	(326,449)	(256,865)
Removed from shareholders’ equity and recognized in earnings	(23,271)	—	(23,271)

Balance, end of period	$312,886	$87,975	$400,861

	Three Months Ended March 31, 2007
		Equity in
	Valuation	Valuation
	Gain	Gain on
	on Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of period	$242,248	$319,367	$561,615
Recognized directly in shareholders’ equity	93,451	94,679	188,130
Removed from shareholders’ equity and recognized in earnings	(29,611)	—	(29,611)

Balance, end of period	$306,088	$414,046	$720,134

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair value of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
24.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:
a.	Subsidiaries

TSMC North America TSMC Shanghai TSMC Europe TSMC Japan TSMC Korea

b.	Investees

GUC (with a controlling interest) VIS (accounted for using equity method) SSMC (accounted for using equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology) TSMC Design Technology Canada Inc. (TSMC Canada) (established in May 2007)

d.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.
Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2008		2007
	Amount	%	Amount	%
For the three months ended March 31

Sales
TSMC North America	$54,293,942	63	$39,207,204	61
Others	345,421	—	209,901	1

	$54,639,363	63	$39,417,105	62

	2008		2007
	Amount	%	Amount	%
Purchases
WaferTech	$2,378,352	21	$2,359,717	23
SSMC	1,358,468	12	1,386,200	13
TSMC Shanghai	1,220,202	11	1,233,506	12
VIS	793,272	7	686,332	6

	$5,750,294	51	$5,665,755	54

Manufacturing expenses — outsourcing
VisEra	$315	—	$—	—

Marketing expenses — commission
TSMC Europe	$76,949	13	$53,775	17
TSMC Japan	45,186	8	45,512	15
TSMC Korea	5,198	1	4,197	1

	$127,333	22	$103,484	33

General and administrative expenses — rental
GUC	$262	—	$3,473	—

Research and development expenses
TSMC Technology (primarily consulting fee)	$89,660	2	$17,346	1
TSMC Canada (primarily consulting fee)	53,937	1	—	—
Others	10,118	—	6,456	—

	$153,715	3	$23,802	1

Sales of property, plant and equipment
TSMC Shanghai	$1,760,853	99	$—	—

Non-operating income and gains
VIS (primarily technical service income, see Note 26h)	$106,748	3	$86,762	4
TSMC Shanghai (primarily technical service income)	88,760	2	76,455	3
SSMC (primarily technical service income, see Note 26e)	61,712	2	58,483	2
VisEra	55,225	1	42,089	2

	$312,445	8	$263,789	11

As of March 31

Receivables
TSMC North America	$24,508,626	99	$18,993,076	99
Others	178,793	1	164,496	1

	$24,687,419	100	$19,157,572	100

	2008		2007
	Amount	%	Amount	%
Other receivables
TSMC Shanghai	$1,942,566	87	$144,605	30
VIS	108,629	5	155,657	32
SSMC	77,688	4	82,868	17
TSMC North America	44,392	2	51,251	10
VisEra	29,335	1	40,567	8
Others	18,594	1	12,318	3

	$2,221,204	100	$487,266	100

Payables
WaferTech	$602,332	30	$627,230	26
VIS	476,214	24	438,785	18
SSMC	465,295	24	694,554	29
TSMC Shanghai	304,048	15	512,066	22
Others	138,842	7	105,298	5

	$1,986,731	100	$2,377,933	100

Deferred credits
TSMC Shanghai	$457,290	52	$670,387	61
VisEra	46,631	5	108,806	10

	$503,921	57	$779,193	71

The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.

The Company deferred the gains (classified under deferred credits) derived from sales of property, plant and equipment to TSMC Shanghai and VisEra, and then recognized such gains (classified under the non-operating income and gains) over the depreciable lives of the disposed assets.

The Company leased part of its office space from GUC and also leased certain buildings and facilities to VisEra. The related rental expense and rental income were classified under non-operating expenses and income, respectively. The lease terms and prices were determined in accordance with mutual agreements.

25.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2008 to December 2028 and can be renewed upon expiration.

As of March 31, 2008, future lease payments were as follows:

Year	Amount

2008 (2nd to 4th quarter)	$262,988
2009	340,443
2010	291,245
2011	289,664
2012	289,664
2013 and thereafter	2,315,796

$3,789,800

26.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of March 31, 2008, except those disclosed in other notes, were as follows:
a.	On June 20, 2004, the Company and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the Company’s annual net sales. The Company and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. The Company also obtained through Philips (now NXP B.V.) a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of March 31, 2008, the Company had a total of US$60,730 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP) committed to buy specific percentages of the production capacity of SSMC. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, the Company would be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request prior to January 2008 the transfer of certain technologies under the same terms and conditions as the terminated TTA. National did not make such request by the deadline, therefore the option expired in January 2008.

g.	In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company would also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company would pay royalties to Freescale Semiconductor, Inc. and would share a portion of the costs associated with the joint development project. The agreement expired in December 2007. The Company did not capitalize related intellectual properties arising from the co-development project because those intellectual properties did not meet the capitalization criteria set forth in Statement of Financial Accounting Standards No. 37 “Accounting for Intangible Assets”.

h.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

i.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of March 31, 2008, SMIC had paid US$90 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. The result of the above-mentioned litigation cannot be determined at this time.

j.	In April 2004, UniRAM Technology, Inc. (“UniRAM”) filed an action against MoSys Inc., TSMC and TSMC North America in the U.S. District Court for the Northern District of California, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. UniRAM later dropped its patent infringement claims during the course of litigation, but TSMC’s inequitable conduct counterclaim against UniRAM’s asserted patents remained. In 2007, the trade secret misappropriation portion of the case went to trial, and in September 2007, a jury-rendered a verdict awarding US$30.5 million to UniRAM Technology, Inc. The court held a separate bench trial on the inequitable conduct counterclaims in January 2008, but has yet to issue a decision as of March 25, 2008. During the January bench trial, UniRAM has also raised anew its motion to enjoin TSMC from offering certain technologies that UniRAM alleges to contain its confidential information. This issue has also not been decided. As a procedural matter, the jury verdict cannot be entered into the record while the inequitable conduct issues remain undecided. Nevertheless, as a result of the verdict, TSMC has accrued the full amount of the jury award in September 2007 as part of the non-operating expenses. TSMC intends to continue to pursue remedies against this verdict.
27.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 6 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

TSMC Shanghai entered into forward exchange contracts during the three months ended March 31, 2008 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts outstanding as of March 31, 2008:

		Contract
		Amount
	Maturity Date	(in Thousands)

Sell RMB/buy US$	April 2008 to July 2008	RMB	369,259
Sell US$/buy JPY	April 2008	US$	886
For the three months ended March 31, 2008, net losses arising from forward exchange contracts of TSMC Shanghai were NT$2,151 thousand (including realized settlement gains of NT$907 thousand and valuation losses of NT$3,058 thousand).

XinTec entered into forward exchange contracts during the three months ended March 31, 2008 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contract as of March 31, 2008:

		Contract
		Amount
	Maturity Date	(in Thousands)

Sell US$/buy NT$	April 2008	US	$5,000
For the three months ended March 31, 2008, net gains arising from forward exchange contracts of XinTec were NT$12,727 thousand (including realized settlement gains of NT$11,276 thousand and valuation gains of NT$1,451 thousand).

k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 24.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
MARCH 31, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				March 31, 2008
Held							Market Value or Net
Company	Marketable Securities			Shares/Units	Carrying Value	Percentage of	Asset Value
Name	Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note

The Company	Open-end mutual funds
	Fuh Hwa Bond	—	Available-for-sale financial assets	132,997	$1,809,322	N/A	$1,809,322
	NITC Bond Fund	—	”	10,449	1,753,671	N/A	1,753,671
	ING Taiwan Bond Fund	—	”	85,581	1,315,559	N/A	1,315,559
	NITC Taiwan Bond	—	”	89,078	1,280,609	N/A	1,280,609
	President James Bond	—	”	77,128	1,213,913	N/A	1,213,913
	Prudential Financial Bond Fund	—	”	69,864	1,041,330	N/A	1,041,330
	JF Taiwan Bond Fund	—	”	59,049	918,978	N/A	918,978
	ING Taiwan Income Fund	—	”	54,621	882,358	N/A	882,358
	Taishin Lucky Fund	—	”	68,945	721,555	N/A	721,555
	Cathay Bond Fund	—	”	60,126	706,650	N/A	706,650
	Dresdner Bond DAM Fund	—	”	54,319	642,089	N/A	642,089
	AIG Taiwan Bond Fund	—	”	39,028	507,080	N/A	507,080
	JF First Bond Fund	—	”	35,324	506,251	N/A	506,251
	HSBC Taiwan Money Management Fund	—	”	27,416	415,187	N/A	415,187
	INVESCO Bond Fund	—	”	27,176	411,619	N/A	411,619

	Corporate bond
	Hua Nan Bank	—	Available-for-sale financial assets	—	1,580,206	N/A	1,580,206
	Cathay Bank	—	”	—	1,185,660	N/A	1,185,660
	Taiwan Power Company	—	”	—	899,778	N/A	899,778
	Formosa Petrochemical Corporation	—	”	—	399,589	N/A	399,589
	Formosa Plastic Corporation	—	Held-to-maturity financial assets	—	3,585,384	N/A	3,556,817
	Taiwan Power Company	—	”	—	2,631,183	N/A	2,631,100
	Nan Ya Plastics Corporation	—	”	—	1,804,129	N/A	1,797,254
	CPC Corporation, Taiwan	—	”	—	1,200,269	N/A	1,199,503
	China Steel Corporation	—	”	—	1,000,000	N/A	988,303
	Formosa Petrochemical Corporation	—	”	—	393,200	N/A	393,077
	Shanghai Commercial & Saving Bank	—	”	—	294,290	N/A	294,209

	Government bond
	2006 Government Bond Series D	—	Available-for-sale financial assets	—	400,317	N/A	400,317
	2006 Government Bond Series D	—	Held-to-maturity financial assets	—	3,650,463	N/A	3,652,895
	2003 Asian Development Bank Govt. Bond	—	”	—	859,900	N/A	893,103
	2003 Government Bond Series F	—	”	—	799,488	N/A	800,097
	2003 Government Bond Series H	—	”	—	400,493	N/A	401,252
	European Investment Bank Bonds	—	”	—	381,340	N/A	400,000

				March 31, 2008
Held							Market Value or Net
Company	Marketable Securities			Shares/Units	Carrying Value	Percentage of	Asset Value
Name	Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note

	Stocks
	TSMC Global	Subsidiary	Investment accounted for using equity method	1	41,971,629	100	41,971,629
	TSMC International	Subsidiary	”	987,968	27,063,207	100	27,063,207
	VIS	Investee accounted for using equity method	”	616,240	11,183,477	36	13,434,042
	SSMC	Investee accounted for using equity method	”	463	8,352,727	39	7,432,832
	TSMC Partners	Subsidiary	”	300	3,528,732	100	3,528,732
(Continued)

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities			Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	TSMC North America	Subsidiary	Investment accounted for using equity method	11,000		$2,184,900	100		$2,184,900
	XinTec	Investee with a controlling financial interest	”	91,703		1,483,429	43		1,407,789
	GUC	Investee with a controlling financial interest	”	42,572		891,488	37		8,833,763
	TSMC Japan	Subsidiary	”	6		112,111	100		112,111
	TSMC Europe	Subsidiary	”	—		97,152	100		97,152
	TSMC Korea	Subsidiary	”	80		15,533	100		15,533
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		312,834
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		348,240
	W.K. Technology Fund IV	—	”	4,000		40,000	2		51,603
	Hontung Venture Capital Co., Ltd.	—	”	2,633		26,329	10		20,270

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		312,949	12		312,949
	Crimson Asia Capital	—	”	—		70,298	1		70,298

	Capital
	TSMC Shanghai	Subsidiary	Investment accounted for using equity method	—		7,895,259	100		7,853,344
	VTAF II	Subsidiary	”	—		1,039,699	98		1,035,244
	VTAF III	Subsidiary	”	—		1,037,387	98		1,025,484
	Emerging Alliance	Subsidiary	”	—		390,518	99		390,518
	Chi Cheng	Subsidiary	”	—		175,689	36		634,253	Treasury stock of
										NT$458,564 thousand
										is deducted from
										the carrying value
	Hsin Ruey	Subsidiary	”	—		173,804	36		633,315	Treasury stock of
										NT$459,511 thousand
										is deducted from
										the carrying value

Chi Cherng	Stocks
	TSMC	Parent company	Available-for-sale financial assets	17,032		1,074,719	—		1,074,719
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	5,082		111,992	—		110,786

Hsin Ruey	Stocks
	TSMC	Parent company	Available-for-sale financial assets	17,064		1,076,733	—		1,076,733
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	3,748		87,295	—		81,698

TSMC International	Stocks
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	Investments accounted for using equity method	8,721	US$	33,117	97	US$	33,117
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	43,048	US$	49,250	97	US$	49,250
	TSMC Development, Inc. (TSMC Development)	Subsidiary	”	1	US$	675,384	100	US$	675,384
	TSMC Technology	Subsidiary	”	1	US$	8,000	100	US$	8,000

TSMC Development	Stocks
	WaferTech	Subsidiary	Investments accounted for using equity method	—	US$	235,394	100	US$	235,394

TSMC Partners	Common stock

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities			Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$	72,628	49	US$	72,628
	TSMC Canada	Subsidiary	”	2,300	US$	2,749	100	US$	2,749
(Continued)

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities			Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
Emerging Alliance	Common stock
	Pixim, Inc.	—	Financial assets carried at cost	1,036	US$	275	—	US$	275
	RichWave Technology Corp.	—	”	4,247	US$	1,648	12	US$	1,648
	Global Investment Holding Inc.	—	”	10,800		$100,000	6		$100,000

	Preferred stock
	Audience, Inc.	—	Financial assets carried cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	”	1,000	US$	1,000	1	US$	1,000
	Miradia, Inc.	—	”	3,040	US$	1,000	3	US$	1,000
	Mobilygen	—	”	1,415	US$	750	1	US$	750
	Mosaic Systems, Inc.	—	”	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	”	800	US$	500	4	US$	500
	Optichron, Inc.	—	”	714	US$	1,000	3	US$	1,000
	Optimal Corporation	—	”	—	US$	229	—	US$	229
	Pixim, Inc.	—	”	3,606	US$	862	2	US$	862
	QST Holding, LLC	—	”	—	US$	131	3	US$	131
	Teknovus, Inc.	—	”	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, L.L.C. (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	9		—

VTAF II	Common stock
	Yobon	—	Financial assets carried at cost	1,875	US$	919	13	US$	919
	Sentelic	—	”	1,200	US$	2,040	15	US$	2,040
	Leadtrend	—	”	1,265	US$	660	5	US$	660
	RichWave Technology Corp.	—	”	1,043	US$	730	2	US$	730

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried cost	2,357	US$	1,768	11	US$	1,768
	Aquantia Corporation	—	”	2,108	US$	2,573	5	US$	2,573
	Audience, Inc.	—	”	5,335	US$	1,390	2	US$	1,390
	Axiom Microdevices, Inc.	—	”	5,044	US$	2,088	4	US$	2,088
	Beceem Communications	—	”	650	US$	1,600	1	US$	1,600
	GemFire Corporation	—	”	600	US$	68	1	US$	68
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Miradia, Inc.	—	”	3,416	US$	3,106	5	US$	3,106
	Mobilygen	—	”	569	US$	149	1	US$	149
	Next IO, Inc.	—	”	1,915	US$	607	2	US$	607
	Optichron, Inc.	—	”	1,050	US$	1,844	4	US$	1,844
	Pixim, Inc.	—	”	6,348	US$	1,141	2	US$	1,141
	Power Analog Microelectronics	—	”	3,324	US$	2,409	14	US$	2,409
	QST Holding, LLC	—	”	—	US$	145	3	US$	145
	Teknovus, Inc.	—	”	1,599	US$	454	—	US$	454
	Tzero Technologies, Inc.	—	”	1,167	US$	2,007	2	US$	2,007
	Xceive	—	”	714	US$	1,000	2	US$	1,000

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities			Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	10		—

VTAF III	Common stock
	Mutual-pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$	1,720	51	US$	1,720

	Preferred stock
	Advasense Sensors, Inc.	—	Financial assets carried at cost	1,929	US$	1,834	6	US$	1,834
(Continued)

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Auramicro, Inc.	—	Financial assets carried at cost	2,500	US$	750	17	US$	750
	BridgeLux, Inc.	—	”	3,333	US$	5,000	3	US$	5,000
	Exclara, Inc. (formerly Synpitec, Inc.)	—	”	14,513	US$	2,412	19	US$	2,412
	GTBF, Inc.	—	”	—	US$	1,500	N/A	US$	1,500
	M2000, Inc.	—	”	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	”	2,458	US$	4,000	6	US$	4,000
	Powervation, Ltd.	—	”	191	US$	2,930	19	US$	2,930
	Quellan, Inc.	—	”	3,106	US$	3,500	6	US$	3,500
	Silicon Technical Services, LLC	—	”	1,055	US$	1,208	2	US$	1,208
	Tilera, Inc.	—	”	1,698	US$	2,360	3	US$	2,360
	Validity Sensors, Inc.	—	”	6,424	US$	2,545	3	US$	2,545

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	81		—

ISDF	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	1,352	US$	23,833	4	US$	23,833

	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	8,195	6	US$	8,195
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	”	1,008	US$	494	1	US$	494
	NanoAmp Solutions, Inc.	—	”	541	US$	853	2	US$	853
	Sonics, Inc.	—	”	1,843	US$	3,530	18	US$	3,530

ISDF II	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	864	US$	15,241	3	US$	15,241

	Rich Tek Technology Corp.	—	”	96	US$	763	—	US$	763
	Geo Vision, Inc.	—	”	6	US$	45	—	US$	45
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	6,879	5	US$	6,879
	Rich Tek Technology Corp.	—	”	261	US$	2,081	—	US$	2,081
	Geo Vision, Inc.	—	”	3	US$	21	—	US$	21
	eLCOS Microdisplay Technology, Ltd.	—	Financial assets carried at cost	270	US$	14	1	US$	14
	EoNEX Technologies, Inc.	—	”	55	US$	2,286	5	US$	2,286
	Sonics, Inc.	—	”	2,220	US$	32	21	US$	32
	Epic Communication, Inc.	—	”	191	US$	37	1	US$	37
	EON Technology, Corp.	—	”	3,074	US$	851	4	US$	851
	Goyatek Technology, Corp.	—	”	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	”	1,000	US$	574	3	US$	574
	Capella Microsystems (Taiwan), Inc.	—	”	534	US$	210	2	US$	210
	Ralink Technology (Taiwan), Inc.	—	”	2,094	US$	662	2	US$	662
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	5,194	US$	2,950	15	US$	2,950

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	eLCOS Microdisplay Technology, Ltd.	—	”	3,500	US$	1,950	8	US$	1,950
	FangTek, Inc.	—	”	6,806	US$	3,250	15	US$	3,250
	Kilopass Technology, Inc.	—	”	3,887	US$	2,000	5	US$	2,000
	NanoAmp Solutions, Inc.	—	”	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	”	2,115	US$	3,082	21	US$	3,082
(Continued)

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
Tsmc Global	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	459,159	N/A	US$	459,159
	Agency bonds
	Fed Hm Ln Pc Pool 1b1225	—	Available-for-sale financial assets	—	US$	131	N/A	US$	131
	Fed Hm Ln Pc Pool 1b2566	—	”	—	US$	148	N/A	US$	148
	Fed Hm Ln Pc Pool 1b2632	—	”	—	US$	171	N/A	US$	171
	Fed Hm Ln Pc Pool 1b2642	—	”	—	US$	221	N/A	US$	221
	Fed Hm Ln Pc Pool 1b2776	—	”	—	US$	338	N/A	US$	338
	Fed Hm Ln Pc Pool 1b2792	—	”	—	US$	219	N/A	US$	219
	Fed Hm Ln Pc Pool 1b2810	—	”	—	US$	278	N/A	US$	278
	Fed Hm Ln Pc Pool 1b7453	—	”	—	US$	2,632	N/A	US$	2,632
	Fed Hm Ln Pc Pool 1g0038	—	”	—	US$	288	N/A	US$	288
	Fed Hm Ln Pc Pool 1g0053	—	”	—	US$	357	N/A	US$	357
	Fed Hm Ln Pc Pool 1g0104	—	”	—	US$	140	N/A	US$	140
	Fed Hm Ln Pc Pool 1g1282	—	”	—	US$	3,865	N/A	US$	3,865
	Fed Hm Ln Pc Pool 1g1411	—	”	—	US$	3,292	N/A	US$	3,292
	Fed Hm Ln Pc Pool 1h2520	—	”	—	US$	2,589	N/A	US$	2,589
	Fed Hm Ln Pc Pool 1h2524	—	”	—	US$	1,912	N/A	US$	1,912
	Fed Hm Ln Pc Pool 780870	—	”	—	US$	656	N/A	US$	656
	Fed Hm Ln Pc Pool 781959	—	”	—	US$	3,569	N/A	US$	3,569
	Fed Hm Ln Pc Pool 782785	—	”	—	US$	245	N/A	US$	245
	Fed Hm Ln Pc Pool 782837	—	”	—	US$	480	N/A	US$	480
	Fed Hm Ln Pc Pool 782968	—	”	—	US$	23	N/A	US$	23
	Fed Hm Ln Pc Pool 783022	—	”	—	US$	521	N/A	US$	521
	Fed Hm Ln Pc Pool 783026	—	”	—	US$	292	N/A	US$	292
	Fed Hm Ln Pc Pool B19205	—	”	—	US$	6,731	N/A	US$	6,731
	Fed Hm Ln Pc Pool E01492	—	”	—	US$	1,749	N/A	US$	1,749
	Fed Hm Ln Pc Pool E89857	—	”	—	US$	1,294	N/A	US$	1,294
	Fed Hm Ln Pc Pool G11295	—	”	—	US$	1,082	N/A	US$	1,082
	Fed Hm Ln Pc Pool M80855	—	”	—	US$	2,903	N/A	US$	2,903
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,370	N/A	US$	1,370
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,426	N/A	US$	1,426
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,189	N/A	US$	2,189
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,486	N/A	US$	2,486
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,954	N/A	US$	1,954
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,526	N/A	US$	3,526
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,941	N/A	US$	1,941
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,058	N/A	US$	3,058
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,849	N/A	US$	2,849
	Federal National Mort Assoc	—	”	—	US$	2,655	N/A	US$	2,655
	Federal Natl Mtg Assn	—	”	—	US$	1,869	N/A	US$	1,869
	Federal Natl Mtg Assn	—	”	—	US$	1,980	N/A	US$	1,980

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Federal Natl Mtg Assn	—	”	—	US$	2,014	N/A	US$	2,014
	Federal Natl Mtg Assn	—	”	—	US$	3,425	N/A	US$	3,425
	Federal Natl Mtg Assn Gtd	—	”	—	US$	1,607	N/A	US$	1,607
	Fnma Pool 255883	—	”	—	US$	3,094	N/A	US$	3,094
	Fnma Pool 555549	—	”	—	US$	1,340	N/A	US$	1,340
	Fnma Pool 555715	—	”	—	US$	168	N/A	US$	168
	Fnma Pool 632399	—	”	—	US$	382	N/A	US$	382
	Fnma Pool 662401	—	”	—	US$	533	N/A	US$	533
	Fnma Pool 667766	—	”	—	US$	1,288	N/A	US$	1,288
	Fnma Pool 680932	—	”	—	US$	1,050	N/A	US$	1,050
	Fnma Pool 681393	—	”	—	US$	2,307	N/A	US$	2,307
(Continued)

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Fnma Pool 685116	—	Available-for-sale financial assets	—	US$	546	N/A	US$	546
	Fnma Pool 691283	—	”	—	US$	3,396	N/A	US$	3,396
	Fnma Pool 694287	—	”	—	US$	20	N/A	US$	20
	Fnma Pool 703711	—	”	—	US$	454	N/A	US$	454
	Fnma Pool 725095	—	”	—	US$	1,002	N/A	US$	1,002
	Fnma Pool 730033	—	”	—	US$	161	N/A	US$	161
	Fnma Pool 740934	—	”	—	US$	1,078	N/A	US$	1,078
	Fnma Pool 742232	—	”	—	US$	22	N/A	US$	22
	Fnma Pool 750798	—	”	—	US$	22	N/A	US$	22
	Fnma Pool 773246	—	”	—	US$	218	N/A	US$	218
	Fnma Pool 790828	—	”	—	US$	1,951	N/A	US$	1,951
	Fnma Pool 793932	—	”	—	US$	432	N/A	US$	432
	Fnma Pool 794040	—	”	—	US$	605	N/A	US$	605
	Fnma Pool 795548	—	”	—	US$	179	N/A	US$	179
	Fnma Pool 799664	—	”	—	US$	88	N/A	US$	88
	Fnma Pool 799868	—	”	—	US$	31	N/A	US$	31
	Fnma Pool 804764	—	”	—	US$	381	N/A	US$	381
	Fnma Pool 804852	—	”	—	US$	312	N/A	US$	312
	Fnma Pool 804962	—	”	—	US$	370	N/A	US$	370
	Fnma Pool 805163	—	”	—	US$	401	N/A	US$	401
	Fnma Pool 806642	—	”	—	US$	594	N/A	US$	594
	Fnma Pool 806721	—	”	—	US$	619	N/A	US$	619
	Fnma Pool 814418	—	”	—	US$	340	N/A	US$	340
	Fnma Pool 815626	—	”	—	US$	2,173	N/A	US$	2,173
	Fnma Pool 819423	—	”	—	US$	522	N/A	US$	522
	Fnma Pool 821129	—	”	—	US$	495	N/A	US$	495
	Fnma Pool 888499	—	”	—	US$	2,100	N/A	US$	2,100
	Fnma Pool 888502	—	”	—	US$	229	N/A	US$	229
	Fnma Pool 888507	—	”	—	US$	881	N/A	US$	881
	Fnma Pool 888515	—	”	—	US$	1,210	N/A	US$	1,210
	Fnma Pool 888519	—	”	—	US$	118	N/A	US$	118
	Fnma Pool 888527	—	”	—	US$	67	N/A	US$	67
	Fnma Pool 888738	—	”	—	US$	4,656	N/A	US$	4,656
	Fnma Pool 888793	—	”	—	US$	5,279	N/A	US$	5,279
	Fnma Pool 900296	—	”	—	US$	3,130	N/A	US$	3,130
	Gnma Ii Pool 081150	—	”	—	US$	432	N/A	US$	432
	Gnma Ii Pool 081153	—	”	—	US$	1,322	N/A	US$	1,322
	Gnma Pool 646061	—	”	—	US$	3,906	N/A	US$	3,906
	Fed Home Ln Bank	—	”	—	US$	5,307	N/A	US$	5,307
	Federal Farm Cr Bks	—	”	—	US$	3,602	N/A	US$	3,602
	Federal Home Ln Bks	—	”	—	US$	17,652	N/A	US$	17,652

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Federal Home Ln Bks	—	”	—	US$	5,289	N/A	US$	5,289
	Federal Home Ln Bks	—	”	—	US$	12,628	N/A	US$	12,628
	Federal Home Ln Mtg	—	”	—	US$	5,228	N/A	US$	5,228
	Federal Home Ln Mtg Corp.	—	”	—	US$	7,627	N/A	US$	7,627
	Federal Home Ln Mtg Disc Nts	—	”	—	US$	17,646	N/A	US$	17,646
	Federal Home Loan Bank	—	”	—	US$	4,720	N/A	US$	4,720
	Federal Home Loan Banks	—	”	—	US$	17,714	N/A	US$	17,714
	Federal Natl Mtg Assn	—	”	—	US$	10,468	N/A	US$	10,468
	Federal Natl Mtg Assn	—	”	—	US$	2,660	N/A	US$	2,660
	Federal Natl Mtg Assn	—	”	—	US$	4,102	N/A	US$	4,102
	Federal Natl Mtg Assn Mtn	—	”	—	US$	3,107	N/A	US$	3,107
	Tennessee Valley Auth	—	”	—	US$	6,114	N/A	US$	6,114
(Continued)

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities			Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Corporate bonds
	Abbott Labs	—	Available-for-sale financial assets	—	US$	2,005	N/A	US$	2,005
	Abbott Labs	—	”	—	US$	1,519	N/A	US$	1,519
	American Gen Fin Corp.	—	”	—	US$	3,162	N/A	US$	3,162
	American Gen Fin Corp. Mtn	—	”	—	US$	3,498	N/A	US$	3,498
	American Gen Fin Corp. Mtn	—	”	—	US$	1,998	N/A	US$	1,998
	American Honda Fin Corp. Mtn	—	”	—	US$	3,136	N/A	US$	3,136
	Ameritech Capital Funding Co.	—	”	—	US$	494	N/A	US$	494
	Amgen Inc.	—	”	—	US$	3,017	N/A	US$	3,017
	Anz Cap Tr I	—	”	—	US$	988	N/A	US$	988
	Atlantic Richfield Co.	—	”	—	US$	2,252	N/A	US$	2,252
	Axa Finl Inc.	—	”	—	US$	2,193	N/A	US$	2,193
	Beneficial Corp. Mtn Bk Entry	—	”	—	US$	2,279	N/A	US$	2,279
	Bp Cap Mkts P L C	—	”	—	US$	2,833	N/A	US$	2,833
	Burlington Res Inc.	—	”	—	US$	3,723	N/A	US$	3,723
	Chase Manhattan Corp. New	—	”	—	US$	1,529	N/A	US$	1,529
	Chase Manhattan Corp. New	—	”	—	US$	2,108	N/A	US$	2,108
	Chase Manhattan Corp. New	—	”	—	US$	3,514	N/A	US$	3,514
	Consolidated Edison Inc.	—	”	—	US$	3,011	N/A	US$	3,011
	Credit Suisse First Boston USA	—	”	—	US$	2,261	N/A	US$	2,261
	Deere John Cap Corp. Mtn Bk Ent	—	”	—	US$	2,269	N/A	US$	2,269
	Depfa Acs Bank	—	”	—	US$	17,809	N/A	US$	17,809
	European Invt Bk	—	”	—	US$	10,842	N/A	US$	10,842
	Fleet Boston Corp.	—	”	—	US$	2,626	N/A	US$	2,626
	Ge Global Ins Hldg Corp.	—	”	—	US$	1,944	N/A	US$	1,944
	General Dynamics Corp.	—	”	—	US$	2,182	N/A	US$	2,182
	General Elec Cap Corp. Mtn	—	”	—	US$	4,050	N/A	US$	4,050
	General Elec Cap Corp. Mtn	—	”	—	US$	3,102	N/A	US$	3,102
	General Elec Cap Corp. Mtn	—	”	—	US$	2,149	N/A	US$	2,149
	General Re Corp.	—	”	—	US$	3,280	N/A	US$	3,280
	Genworth Finl Inc.	—	”	—	US$	3,281	N/A	US$	3,281
	Hancock John Global Fdg II Mtn	—	”	—	US$	5,228	N/A	US$	5,228
	Hancock John Global Fdg Mtn	—	”	—	US$	1,005	N/A	US$	1,005
	Hartford Finl Svcs Group Inc.	—	”	—	US$	1,341	N/A	US$	1,341
	Heller Finl Inc.	—	”	—	US$	1,979	N/A	US$	1,979
	Hewlett Packard Co.	—	”	—	US$	1,936	N/A	US$	1,936
	Household Fin Corp.	—	”	—	US$	2,975	N/A	US$	2,975
	Household Fin Corp.	—	”	—	US$	3,123	N/A	US$	3,123
	Ing Sec Life Instl Fdg	—	”	—	US$	2,572	N/A	US$	2,572
	International Business Machs	—	”	—	US$	3,637	N/A	US$	3,637
	Intl Lease Fin Corp. Mtn	—	”	—	US$	2,989	N/A	US$	2,989
	JP Morgan Chase	—	”	—	US$	2,034	N/A	US$	2,034

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities			Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Keycorp Mtn Book Entry	—	”	—	US$	3,081	N/A	US$	3,081
	Lehman Brothers Hldgs Inc.	—	”	—	US$	2,005	N/A	US$	2,005
	Lehman Brothers Hldgs Inc.	—	”	—	US$	948	N/A	US$	948
	Lehman Brothers Hldgs Inc.	—	”	—	US$	631	N/A	US$	631
	Massmutual Global Fdg II Mtn	—	”	—	US$	3,851	N/A	US$	3,851
	Metropolitan Life Global Mtn	—	”	—	US$	3,399	N/A	US$	3,399
	Mgic Invt Corp.	—	”	—	US$	932	N/A	US$	932
	Mizuho Fin (Cayman)	—	”	—	US$	2,103	N/A	US$	2,103
	Monumental Global Fdg II	—	”	—	US$	1,517	N/A	US$	1,517
	Monunmetal Global Fdg II	—	”	—	US$	2,029	N/A	US$	2,029
	Mony Group Inc.	—	”	—	US$	2,179	N/A	US$	2,179
	Morgan Stanley	—	”	—	US$	1,579	N/A	US$	1,579
(Continued)

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities			Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Morgan Stanley	—	Available-for-sale financial assets	—	US$	3,382	N/A	US$	3,382
	National City Corp.	—	”	—	US$	3,500	N/A	US$	3,500
	Nationwide Life Global Fdg I	—	”	—	US$	3,690	N/A	US$	3,690
	Oracle Corp./Ozark Hldg Inc.	—	”	—	US$	2,053	N/A	US$	2,053
	Premark Intl Inc.	—	”	—	US$	2,694	N/A	US$	2,694
	Pricoa Global Fdg I Mtn	—	”	—	US$	3,512	N/A	US$	3,512
	Principal Finl Group Australia	—	”	—	US$	1,009	N/A	US$	1,009
	Protective Life Secd Trs Mtn	—	”	—	US$	3,510	N/A	US$	3,510
	Sbc Communications Inc.	—	”	—	US$	3,417	N/A	US$	3,417
	Sbc Communications Inc.	—	”	—	US$	720	N/A	US$	720
	Simon Ppty Group L P	—	”	—	US$	2,484	N/A	US$	2,484
	Simon Ppty Group Lp	—	”	—	US$	991	N/A	US$	991
	Sp Powerassests Ltd. Global	—	”	—	US$	1,003	N/A	US$	1,003
	Suntrust Bk Atlanta Ga Medium	—	”	—	US$	3,504	N/A	US$	3,504
	Unitedhealth Group Inc.	—	”	—	US$	1,420	N/A	US$	1,420
	Wachovia Corp. New	—	”	—	US$	3,207	N/A	US$	3,207
	Washington Post Co.	—	”	—	US$	3,051	N/A	US$	3,051
	Wells Fargo + Co. New Med Trm	—	”	—	US$	4,503	N/A	US$	4,503

	Corporate issued asset-backed securities
	Atlantic City Elc Trns Fdgllc	—	Available-for-sale financial assets	—	US$	96	N/A	US$	96
	Banc Amer Coml Mtg Inc.	—	”	—	US$	5,592	N/A	US$	5,592
	Banc Amer Fdg 2006 I Tr	—	”	—	US$	3,656	N/A	US$	3,656
	Bear Stearns Adjustable Rate	—	”	—	US$	91	N/A	US$	91
	Bear Stearns Arm Tr	—	”	—	US$	2,972	N/A	US$	2,972
	Bear Stearns Arm Tr	—	”	—	US$	1,831	N/A	US$	1,831
	Bear Stearns Arm Tr	—	”	—	US$	234	N/A	US$	234
	Bear Stearns Coml Mtg Secs Inc.	—	”	—	US$	2,164	N/A	US$	2,164
	Bear Stearns Coml Mtg Secs Inc.	—	”	—	US$	4,948	N/A	US$	4,948
	Capital One Multi Asset Exec	—	”	—	US$	9,155	N/A	US$	9,155
	Capital One Multi Asset Execut	—	”	—	US$	4,000	N/A	US$	4,000
	Capital One Multi Asset Execut	—	”	—	US$	3,008	N/A	US$	3,008
	Capital One Prime Auto Receiva	—	”	—	US$	3,542	N/A	US$	3,542
	Capital One Prime Auto Receiv	—	”	—	US$	65	N/A	US$	65
	Cbass Tr	—	”	—	US$	1,358	N/A	US$	1,358
	Chase Mtg Fin Tr	—	”	—	US$	869	N/A	US$	869
	Chase Mtg Fin Tr	—	”	—	US$	1,687	N/A	US$	1,687
	Chase Mtg Fin Tr	—	”	—	US$	2,523	N/A	US$	2,523
	Chase Mtge Finance Corp.	—	”	—	US$	1,567	N/A	US$	1,567
	Cit Equip Coll Tr	—	”	—	US$	4,071	N/A	US$	4,071
	Citicorp Mtg Secs	—	”	—	US$	231	N/A	US$	231
	Credit Suisse First Boston Mtg	—	”	—	US$	1,322	N/A	US$	1,322

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities			Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Credit Suisse First Boston Mtg	—	”	—	US$	5,051	N/A	US$	5,051
	Credit Suisse First Boston Mtg	—	”	—	US$	5,895	N/A	US$	5,895
	Daimlerchrysler Auto Tr	—	”	—	US$	4,393	N/A	US$	4,393
	Daimlerchrysler Auto Tr	—	”	—	US$	1,709	N/A	US$	1,709
	Deere John Owner Tr	—	”	—	US$	2,519	N/A	US$	2,519
	First Franklin Mtg Ln Tr	—	”	—	US$	1,406	N/A	US$	1,406
	First Horizon	—	”	—	US$	43	N/A	US$	43
	First Un Natl Bk Coml Mtg Tr	—	”	—	US$	2,498	N/A	US$	2,498
	First Un Natl Bk Coml Mtg Tr	—	”	—	US$	5,097	N/A	US$	5,097
	First Un Natl Bk Coml Mtg Tr	—	”	—	US$	2,159	N/A	US$	2,159
	Ford Cr Auto Owner Tr	—	”	—	US$	2,512	N/A	US$	2,512
	Gs Mtg Secs Corp.	—	”	—	US$	1,481	N/A	US$	1,481
	Home Equity Mortgage Trust	—	”	—	US$	1,798	N/A	US$	1,798
(Continued)

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities			Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Home Equity Mtg Tr 2006 4	—	Available-for-sale financial assets	—	US$	810	N/A	US$	810
	Hyundai Auto Receivables Tr	—	”	—	US$	1,221	N/A	US$	1,221
	JP Morgan Mtg Tr	—	”	—	US$	857	N/A	US$	857
	JP Morgan Mtg Tr	—	”	—	US$	886	N/A	US$	886
	JP Morgan Mtg Tr	—	”	—	US$	834	N/A	US$	834
	Lb Ubs Coml Mtg Tr	—	”	—	US$	3,821	N/A	US$	3,821
	Nomura Asset Accep Corp.	—	”	—	US$	1,656	N/A	US$	1,656
	Residential Asset Mtg Prods	—	”	—	US$	2,129	N/A	US$	2,129
	Residential Fdg Mtg Secs I Inc.	—	”	—	US$	1,477	N/A	US$	1,477
	Residential Fdg Mtg Secs I Inc.	—	”	—	US$	3,294	N/A	US$	3,294
	Sequoia Mtg Tr	—	”	—	US$	230	N/A	US$	230
	Sequoia Mtg Tr	—	”	—	US$	310	N/A	US$	310
	Sequoia Mtg Tr	—	”	—	US$	425	N/A	US$	425
	Terwin Mtg Tr	—	”	—	US$	1,454	N/A	US$	1,454
	Tiaa Seasoned Coml Mtg Tr	—	”	—	US$	3,912	N/A	US$	3,912
	Usaa Auto Owner Tr	—	”	—	US$	5,059	N/A	US$	5,059
	Wamu Mtg	—	”	—	US$	3,154	N/A	US$	3,154
	Wamu Mtg Pass Through Ctfs	—	”	—	US$	162	N/A	US$	162
	Wamu Mtg Pass Through Ctfs	—	”	—	US$	2,295	N/A	US$	2,295
	Washington Mut Mtg Secs Corp.	—	”	—	US$	2,203	N/A	US$	2,203
	Wells Fargo Finl Auto Owner Tr	—	”	—	US$	5,015	N/A	US$	5,015
	Wells Fargo Mtg Backed Secs	—	”	—	US$	3,698	N/A	US$	3,698
	Wells Fargo Mtg Backed Secs	—	”	—	US$	3,790	N/A	US$	3,790
	Wells Fargo Mtg Backed Secs	—	”	—	US$	3,701	N/A	US$	3,701
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	2,887	N/A	US$	2,887
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	1,394	N/A	US$	1,394
	Whole Auto Ln Tr	—	”	—	US$	1,272	N/A	US$	1,272

	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	6,082	N/A	US$	6,082
	United States Treas Nts	—	”	—	US$	48,271	N/A	US$	48,271
	United States Treas Nts	—	”	—	US$	5,225	N/A	US$	5,225
	United States Treas Nts	—	”	—	US$	3,955	N/A	US$	3,955
	United States Treas Nts	—	”	—	US$	5,757	N/A	US$	5,757
	United States Treas Nts	—	”	—	US$	4,234	N/A	US$	4,234
	United States Treas Nts	—	”	—	US$	11,159	N/A	US$	11,159
	United States Treas Nts	—	”	—	US$	5,330	N/A	US$	5,330
	United States Treas Nts	—	”	—	US$	10,715	N/A	US$	10,715
	United States Treas Nts	—	”	—	US$	3,453	N/A	US$	3,453
	United States Treas Nts	—	”	—	US$	12,288	N/A	US$	12,288
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
Company	Marketable Securities	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Name	Type and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

The Company	Open-end mutual funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	12,239		$2,045,935	—		$—	1,790		$300,000		$291,013		$8,987	10,449		$1,753,671
	NITC Taiwan Bond	”	National Investment Trust Co., Ltd.	—	103,016		1,474,856	—		—	13,938		200,000		195,162		4,838	89,078		1,280,609
	Prudential Financial Bond Fund	”	Prudential Financial Securities Investment Trust Enterprise	—	83,306		1,236,728	—		—	13,442		200,000		194,349		5,651	69,864		1,041,330
	AIG Taiwan Bond Fund	”	AIG Global Asset management Corporation (Taiwan) Ltd.	—	54,469		705,033	—		—	15,441		200,000		198,439		1,561	39,028		507,080

	Government bond
	2003 Government Bond Series B	Available-for-sale financial assets	Chung Shing Bills Finance Corp. and several financial institutions	—	—		2,349,163	—		—	—		2,350,000		2,350,000		—	—		—
	2004 Government Bond Series B	”	”	—	—		1,197,121	—		—	—		1,203,435		1,201,661		1,774	—		—
/	2004 Government Bond Series G	”	”	—	—		200,065	—		—	—		201,301		200,841		460	—		—
	2003 Government Bond Series B	Held-to-maturity financial assets	”	—	—		1,647,947	—		—	—		1,648,000		1,648,000		—	—		—

	Capital
	VTAF II	Investee accounted for using equity method	—	Subsidiary	—		906,536	—		204,884	—		—		—		—	—		1,037,387

TSMC Global	Money market funds
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	—	US$	592,180	—	US$	198,872	—	US$	331,893	US$	331,893		—	—	US$	459,159

	Agency bonds
	Gnma Pool 646061	Available-for-sale financial assets	—	—	—		—	—	US$	4,352	—		—		—		—	—	US$	3,906
	Federal Home Ln Bks	”	—	—	—	US$	8,977	—		—	—	US$	9,002	US$	8,716	US$	286	—		—
	Federal Home Ln Bks	”	—	—	—	US$	8,939	—		—	—	US$	9,003	US$	8,735	US$	268	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,965	—		—	—	US$	5,003	US$	4,851	US$	152	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,980	—		—	—	US$	4,999	US$	4,882	US$	117	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	12,464	—		—		—		—	—	US$	12,628
	Federal Home Ln Mtg	”	—	—	—		—	—	US$	5,186	—		—		—		—	—	US$	5,228
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	7,572	—		—		—		—	—	US$	7,627
	Federal Home Ln Mtg Disc Nts	”	—	—	—	US$	22,342	—		—	—	US$	5,018	US$	4,919	US$	99	—	US$	17,646
	Federal Home Loan Banks	”	—	—	—	US$	21,500	—		—	—	US$	4,111	US$	4,068	US$	43	—	US$	17,714
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	10,291	—		—		—		—	—	US$	10,468
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,151	—		—		—		—	—	US$	4,102
	Federal Natl Mtg Assn Mtn	”	—	—	—	US$	2,982	—		—	—	US$	3,006	US$	2,909	US$	97	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—	US$	3,171	—		—	—	US$	3,201	US$	3,090	US$	111	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
Company	Marketable Securities	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Name	Type and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

	Corporate bonds
	Depfa Acs Bank	Available-for-sale financial assets	—	—	—	US$	20,402	—	US$	—	—	US$	3,074	US$	2,998	US$	76	—	US$	17,809
	European Invt Bk	”	—	—	—		—	—	US$	10,576	—		—		—		—	—	US$	10,842

	Government bonds
	United States Treas Nts	Available-for-sale financial assets	—	—	—		—	—	US$	17,813	—	US$	11,827	US$	11,803	US$	24	—	US$	6,082
	United States Treas Nts	”	—	—	—	US$	25,924	—		—	—	US$	26,091	US$	25,941	US$	150	—		—
	United States Treas Nts	”	—	—	—		—	—	US$	33,779	—	US$	34,000	US$	33,779	US$	221	—		—
	United States Treas Nts	”	—	—	—		—	—	US$	3,958	—		—		—		—	—	US$	3,955
	United States Treas Nts	”	—	—	—	US$	42,509	—		—	—	US$	42,867	US$	41,870	US$	997	—		—
	United States Treas Nts	”	—	—	—		—	—	US$	4,200	—		—		—		—	—	US$	4,234
	United States Treas Nts	”	—	—	—		—	—	US$	11,167	—		—		—		—	—	US$	11,159
	United States Treas Nts	”	—	—	—		—	—	US$	10,525	—		—		—		—	—	US$	10,714
	United States Treas Nts	”	—	—	—	US$	7,758	—		—	—	US$	7,855	US$	7,743	US$	112	—		—
	United States Treas Nts	”	—	—	—	US$	9,735	—		—	—	US$	9,757	US$	9,479	US$	278	—		—
	United States Treas Nts	”	—	—	—		—	—	US$	12,259	—		—		—		—	—	US$	12,288
	United States Treas Nts	”	—	—	—		—	—	US$	60,564	—	US$	12,309	US$	12,294	US$	15	—	US$	48,271
	Wi Treasury Sec	”	—	—	—	US$	6,500	—		—	—	US$	6,594	US$	6,407	US$	187	—		—

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets or equity in earnings of equity method investees.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

The Company	Fab	January 16, 2008 to January 19, 2008	$4,045,220	By the construction progress	Tasa Construction Corporation, Fu Tsu Construction, and China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts
							Abnormal Transaction		Payable
			Transaction Details					Payment	or Receivable
Company			Purchases/		% to		Unit Price	Terms	Ending	% to
Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Balance	Total	Note

The Company	TSMC North America	Subsidiary	Sales	$54,293,942	63	Net 30 days after invoice date	—	—	$24,508,626	60
	GUC	Investee with a controlling financial interest	Sales	289,452	—	Net 30 days after monthly closing	—	—	178,766	—
	WaferTech	Indirect subsidiary	Purchases	2,378,352	21	Net 30 days after monthly closing	—	—	(602,332)	6
	SSMC	Investee accounted for using equity method	Purchases	1,358,468	12	Net 30 days after monthly closing	—	—	(465,295)	5
	TSMC Shanghai	Subsidiary	Purchases	1,220,202	11	Net 30 days after monthly closing	—	—	(304,048)	3
	VIS	Investee accounted for using equity method	Purchases	793,272	7	Net 30 days after monthly closing	—	—	(476,214)	5

GUC	TSMC North America	Same parent company	Purchases	537,761	50	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(261,678)	26

XinTec	OmniVision	Parent company of director (represented for XinTec)	Sales	540,745	79	Net 30 days after shipping	—	—	183,301	72

Note:	The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Investees
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
MARCH 31, 2008
(Amounts in Thousands of New Taiwan Dollars)

							Amounts
				Turnover			Received in	Allowance
Company			Ending	Days	Overdue		Subsequent	for
Name	Related Party	Nature of Relationships	Balance	(Note 1)	Amounts	Action Taken	Period	Bad Debts

The Company	TSMC North America	Subsidiary	$24,553,018	43	$8,153,441	—	$10,557,710	$—
	TSMC Shanghai	Subsidiary	1,942,566	(Note 2)	—	—	—	—
	GUC	Investee with a controlling financial interest	178,766	40	—	—	—	—
	VIS	Investee accounted for using equity method	108,629	(Note 2)	19,954	Accelerate demand on account receivable	12,081	—

XinTec	OmniVision	Parent company of director (represented for XinTec)	183,301	52	74,615	—	111,710	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
MARCH 31, 2008
(Amounts in Thousands of New Taiwan Dollars)

						Balance as of March 31, 2008				Equity in the
				Original Investment Amount			Percentage	Carrying	Net Income	Earnings
Investor				March 31,	December 31,	Shares (in	of	Value	(Losses) of	(Losses)
Company	Investee Company	Location	Main Businesses and Products	2008	2007	Thousands)	Ownership	(Note 1)	the Investee	(Note 2)	Note

The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$41,971,625	$568,565	$568,565	Subsidiary

	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	27,063,207	1,459,171	1,459,171	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,047,681	13,047,681	616,240	36	11,183,477	766,045	176,985	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	8,840,895	8,840,895	463	39	8,352,727	1,096,958	376,237	Investee accounted for using equity method

	TSMC Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	—	100	7,895,259	(571,555)	(529,639)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	3,528,732	(1,068,138)	(1,068,138)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,184,900	73,769	73,769	Subsidiary
	XinTec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	91,703	43	1,483,429	(27,906)	(18,115)	Investee with a controlling financial interest

	VTAF II	Cayman Islands	Investing in new start-up technology companies	1,095,622	1,095,622	—	98	1,039,699	(61,401)	(60,173)	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,178,343	973,459	—	98	1,037,387	(11,923)	(11,685)	Subsidiary
			Researching, developing, manufacturing,
	GUC	Hsin-Chu, Taiwan	testing and marketing of integrated circuits	386,568	386,568	42,572	37	891,488	187,202	69,158	Investee with a controlling financial interest

	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	976,449	1,019,042	—	99	390,518	(6,885)	(6,851)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	175,689	2,372	2,372	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	173,084	2,258	2,258	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	112,111	906	906	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	97,152	7,872	7,872	Subsidiary
	TSMC Korea	Seoul, Korea	Marketing activities	13,656	13,656	80	100	15,533	1,098	1,098	Subsidiary

Note 1:	The treasury stock is deducted from the carrying value.

Note 2:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Accumulated
				Outflow of			Accumulated
				Investment			Outflow of
				from			Investment
				Taiwan			from Taiwan				Accumulated
		Total Amount of		as of	Investment Flows		as of			Carrying	Inward
		Paid-in Capital		January 1, 2007	Outflow		March 31, 2008	Percentage	Equity in the	Value	Remittance of
Investee	Main Businesses and	(RMB in	Method of	(US$ in	(US$ in		(US$ in	of	Earnings (Losses)	as of	Earnings as of
Company	Products	Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Ownership	(Note 2)	March 31, 2008	March 31, 2008

TSMC Shanghai	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$—	$—	$12,180,367 (US$371,000)	100%	$(529,639)	$7,895,259	$ —

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of March 31, 2008	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)

$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2:	Amount was recognized based on the reviewed financial statements.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Three Months Ended March 31, 2008 and 2007 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income and cash flows for the three months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2008, Taiwan Semiconductor Manufacturing Company Limited and subsidiaries adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued by the Accounting Research and Development Foundation of the Republic of China and relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan.
April 9, 2008
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$144,277,026	24	$140,273,779	23
Financial assets at fair value through profit or loss (Notes 2 and 5)	1,375,693	—	1,364,325	—
Available-for-sale financial assets (Notes 2 and 6)	54,681,566	9	69,208,468	11
Held-to-maturity financial assets (Notes 2 and 7)	9,976,745	2	6,523,668	1
Receivables from related parties (Note 26)	7,790	—	362,547	—
Notes and accounts receivable	43,211,493	7	36,118,110	6
Allowance for doubtful receivables (Notes 2 and 8)	(702,051)	—	(765,771)	—
Allowance for sales returns and others (Notes 2 and 8)	(4,566,637)	(1)	(2,620,585)	—
Other receivables from related parties (Note 26)	215,645	—	279,095	—
Other financial assets (Note 27)	1,453,071	—	1,559,876	—
Inventories, net (Notes 2 and 9)	21,889,637	4	22,259,440	4
Deferred income tax assets, net (Notes 2 and 19)	8,479,964	1	9,757,688	2
Prepaid expenses and other current assets	1,155,394	—	1,758,325	—

Total current assets	281,455,336	46	286,078,965	47

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10 and 11)
Investments accounted for using equity method	21,943,759	4	15,496,239	3
Available-for-sale financial assets	2,502	—	6,469,097	1
Held-to-maturity financial assets	8,023,394	1	26,697,128	4
Financial assets carried at cost	3,723,589	1	3,522,123	1

Total long-term investments	33,693,244	6	52,184,587	9

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 27)
Cost
Land and land improvements	889,387	—	958,936	—
Buildings	119,234,824	20	114,830,032	19
Machinery and equipment	653,821,179	109	594,021,892	97
Office equipment	11,802,450	2	11,365,507	2
Leased assets	649,941	—	628,506	—

	786,397,781	131	721,804,873	118
Accumulated depreciation	(555,853,934)	(93)	(483,833,741)	(79)
Advance payments and construction in progress	31,065,812	5	12,376,666	2

Net property, plant and equipment	261,609,659	43	250,347,798	41

INTANGIBLE ASSETS
Goodwill (Note 2)	5,709,938	1	6,054,157	1
Deferred charges, net (Notes 2 and 13)	7,467,978	2	6,322,686	1

Total intangible assets	13,177,916	3	12,376,843	2

OTHER ASSETS
Deferred income tax assets, net (Notes 2 and 19)	3,970,320	1	5,040,262	1
Refundable deposits	2,790,102	1	2,613,316	—
Others (Note 2)	346,268	—	128,866	—

Total other assets	7,106,690	2	7,782,444	1

TOTAL	$597,042,845	100	$608,770,637	100

	2008		2007
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans (Note 14)	$—	—	$79,220	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	244,283	—	133,808	—
Accounts payable	9,381,919	2	8,972,363	1
Payables to related parties (Note 26)	956,105	—	1,156,273	—
Income tax payable (Notes 2 and 19)	13,947,003	2	10,017,889	2
Accrued bonuses to employees, directors and supervisors (Notes 3 and 21)	4,371,892	1	—	—
Accrued expenses and other current liabilities (Notes 17 and 29)	12,599,255	2	10,949,947	2
Payables to contractors and equipment suppliers	12,256,151	2	9,093,878	1
Current portion of bonds payable and long-term bank loans (Notes 15, 16 and 27)	8,279,587	1	4,714,060	1

Total current liabilities	62,036,195	10	45,117,438	7

LONG-TERM LIABILITIES
Bonds payable (Note 15)	4,500,000	1	12,500,000	2
Long-term bank loans (Notes 16 and 27)	1,736,617	—	1,328,238	—
Other long-term payables (Notes 17 and 29)	9,055,790	2	9,243,274	2
Obligations under capital leases (Note 2)	649,941	—	628,506	—

Total long-term liabilities	15,942,348	3	23,700,018	4

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 18)	3,673,505	1	3,555,621	1
Guarantee deposits (Note 29)	1,871,897	—	3,429,267	1
Deferred credits (Notes 2 and 26)	510,540	—	1,160,248	—
Others	38,072	—	69,660	—

Total other liabilities	6,094,014	1	8,214,796	2

Total liabilities	84,072,557	14	77,032,252	13

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — $10 par value
Authorized: 28,050,000 thousand shares in 2008
27,050,000 thousand shares in 2007
Issued: 25,629,242 thousand shares in 2008
25,832,959 thousand shares in 2007	256,292,416	43	258,329,592	43

Capital surplus (Notes 2 and 21)	51,696,165	9	54,231,465	9

Retained earnings (Note 21)
Appropriated as legal capital reserve	56,406,684	10	43,705,711	7
Appropriated as special capital reserve	629,550	—	640,742	—
Unappropriated earnings	151,596,813	25	171,616,718	28

	208,633,047	35	215,963,171	35

Others (Notes 2, 23 and 25)
Cumulative translation adjustments	(6,810,720)	(1)	299,332	—
Unrealized gains on financial instruments	400,861	—	720,134	—
Treasury stock: 34,096 thousand shares in 2008
33,926 thousand shares in 2007	(918,075)	—	(918,075)	—

	(7,327,934)	(1)	101,391	—

Equity attributable to shareholders of the parent	509,293,694	86	528,625,619	87

MINORITY INTERESTS (Note 2)	3,676,594	—	3,112,766	—

Total shareholders’ equity	512,970,288	86	531,738,385	87

TOTAL	$597,042,845	100	$608,770,637	100

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche review report dated April 9, 2008)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 26)	$89,408,089		$65,643,011

SALES RETURNS AND ALLOWANCES (Note 2 and 8)	1,928,123		745,631

NET SALES	87,479,966	100	64,897,380	100

COST OF SALES (Notes 20 and 26)	49,240,688	57	40,286,911	62

GROSS PROFIT	38,239,278	43	24,610,469	38

OPERATING EXPENSES (Notes 20 and 26)
Research and development	5,270,006	6	3,942,435	6
General and administrative	2,662,529	3	1,901,597	3
Marketing	1,183,545	1	889,164	1

Total operating expenses	9,116,080	10	6,733,196	10

INCOME FROM OPERATIONS	29,123,198	33	17,877,273	28

NON-OPERATING INCOME AND GAINS
Gain on settlement and disposal of financial instruments, net (Notes 2, 5 and 25)	1,770,715	2	—	—
Interest income (Note 2)	1,348,910	2	1,372,056	2
Technical service income (Notes 26 and 29)	841,894	1	137,980	—
Equity in earnings of equity method investees, net (Notes 2 and 10)	577,322	1	360,683	1
Rental income	67,553	—	58,200	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 26)	16,648	—	16,659	—
Subsidy income (Note 2)	1,027	—	352,006	—
Foreign exchange gain, net (Note 2)	—	—	449,509	1
Valuation gain on financial instruments, net (Notes 2, 5 and 25)	—	—	16,688	—
Others (Note 26)	104,542	—	105,954	—

Total non-operating income and gains	4,728,611	6	2,869,735	4

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net (Note 2)	$1,764,482	2	$—	—
Valuation loss on financial instruments, net (Notes 2, 5 and 25)	163,750	1	—	—
Interest expense	155,064	—	210,229	—
Loss on impairment of financial assets (Note 2)	79,844	—	8,242	—
Loss on settlement and disposal of financial instruments, net (Notes 2, 5 and 25)	—	—	436,371	1
Others (Note 2)	116,840	—	24,205	—

Total non-operating expenses and losses	2,279,980	3	679,047	1

INCOME BEFORE INCOME TAX EXPENSE	31,571,829	36	20,067,961	31

INCOME TAX EXPENSE (Notes 2 and 19)	3,335,798	4	1,107,293	2

NET INCOME	$28,236,031	32	$18,960,668	29

ATTRIBUTABLE TO:
Shareholders of the parent	$28,143,382	32	$18,838,639	29
Minority interests	92,649	—	122,029	—

	$28,236,031	32	$18,960,668	29

	2008		2007
	Income Attributable to		Income Attributable to
	Shareholders of the Parent		Shareholders of the Parent
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
EARNINGS PER SHARE (NT$, Note 24)
Basic earnings per share	$1.23	$1.10	$0.76	$0.71

Diluted earnings per share	$1.23	$1.10	$0.76	$0.71

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 9, 2008)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$28,143,382	$18,838,639
Net income attributable to minority interests	92,649	122,029
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,830,859	20,251,242
Amortization of premium/discount of financial assets	(25,931)	(31,517)
Loss on impairment of financial assets	79,844	8,242
Gain on disposal of available-for-sale financial assets, net	(118,061)	(63,631)
Gain on disposal of financial assets carried at cost	(12,652)	—
Equity in earnings of equity method investees, net	(577,322)	(360,683)
Gain on disposal of property, plant and equipment and other assets, net	(16,648)	(14,395)
Dividends received from equity method investees	589,071	—
Deferred income tax	435,333	(971,816)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	251,664	(34,527)
Receivables from related parties	3,095	277,805
Notes and accounts receivable	3,992,633	(1,048,160)
Allowance for doubtful receivables	244	15,838
Allowance for sales returns and others	477,602	(263,173)
Other receivables from related parties	27,975	(22,232)
Other financial assets	62,456	797,787
Inventories	1,972,623	(623,286)
Prepaid expenses and other current assets	214,836	(98,121)
Increase (decrease) in:
Accounts payable	(2,192,963)	616,141
Payables to related parties	(547,271)	(722,834)
Income tax payable	2,820,875	2,071,416
Accrued bonuses to employees, directors and supervisors	4,371,892	—
Accrued expenses and other current liabilities	(1,877,982)	(605,110)
Accrued pension cost	7,983	15,561
Deferred credits	(710,789)	(11,704)

Net cash provided by operating activities	57,295,397	38,143,511

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(13,902,016)	(15,795,755)
Financial assets carried at cost	(213,296)	(211,891)
Property, plant and equipment	(15,313,111)	(13,958,572)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	24,577,826	14,976,488
Held-to-maturity financial assets	2,238,000	4,282,320
Financial assets carried at cost	92,540	14,087
Property, plant and equipment	1,157	1,165
		(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2008	2007

Net cash paid for acquisition of XinTec	$—	$(422,098)
Increase in deferred charges	(591,841)	(1,025,874)
Increase in refundable deposits	(12,333)	(1,270,450)
Decrease (increase) in other assets	(2,893)	1,011

Net cash used in investing activities	(3,125,967)	(13,409,569)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in long-term bank loans	54,144	—
Repayment of short-term bank loans	—	(10,500)
Repayment of long-term bank loans	(696)	(23,305)
Repayment of bonds payable	—	(2,500,000)
Decrease in guarantee deposits	(371,112)	(387,873)
Proceeds from exercise of employee stock options	80,948	122,009
Payment for repurchase of treasury stock	(3,053,584)	—
Increase in minority interests	3,925	5,486

Net cash used in financing activities	(3,286,375)	(2,794,183)

NET INCREASE IN CASH AND CASH EQUIVALENTS	50,883,055	21,939,759

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,592,517)	496,828

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	94,986,488	117,837,192

CASH AND CASH EQUIVALENTS, END OF PERIOD	$144,277,026	$140,273,779

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$481,972	$491,606

Income tax paid	$73,542	$81,260

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$21,325,964	$11,976,741
Decrease (increase) in payables to contractors and equipment suppliers	(5,999,419)	1,981,831
Increase in accrued expenses and other current liabilities	(13,434)	—

Cash paid	$15,313,111	$13,958,572

NON-CASH FINANCING ACTIVITIES
Current portion of long-term liabilities	$8,279,587	$4,714,060

Current portion of other long-term payables (classified under accrued expenses and other current liabilities)	$3,308,040	$2,371,524

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

The Company acquired a controlling interest in XinTec Inc. (XinTec) in March 2007 and then commenced to include its income and expenses in consolidated financial statements. Fair values of assets acquired and liabilities assumed when the Company acquired the controlling interest were as follows:

Current assets	$3,027,910
Property, plant and equipment	2,335,158
Other assets	432,937
Current liabilities	(1,936,266)
Long-term liabilities	(701,855)

Net amount	3,157,884
Percentage of ownership acquired	43%

Purchase price for XinTec	1,357,890
Less: Cash balance of XinTec at acquisition	(935,792)

Net cash paid for acquisition of XinTec	$422,098

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 9, 2008)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)

1. GENERAL
Taiwan Semiconductor Manufacturing Company, Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
TSMC is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.
As of March 31, 2008 and 2007, TSMC and its subsidiaries had 25,107 and 23,983 employees, respectively.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.
For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.
Significant accounting policies are summarized as follows:
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership
		March 31,	March 31,
Name of Investor	Name of Investee	2008	2007	Remark

TSMC	TSMC North America	100%	100%	—

	TSMC Japan Limited (TSMC Japan)	100%	100%	—

	TSMC Korea Limited (TSMC Korea)	100%	100%	—

	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	100%	100%	—

	TSMC International Investment Ltd. (TSMC International)	100%	100%	—

	TSMC Global Ltd. (TSMC Global)	100%	100%	—

	TSMC (Shanghai) Company Limited (TSMC Shanghai)	100%	100%	—

	Chi Cherng Investment Co., Ltd. (Chi Cherng)	36%	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng. As of March 31, 2008, Chi Cherng held 17,032 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).

	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	36%	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey. As of March 31, 2008, Hsin Ruey held 17,064 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).

	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	98%	—

	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—

	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—

	Global Unichip Corporation (GUC)	37%	38%	GUC became a consolidated entity of TSMC as GUC’s president was assigned by TSMC and TSMC has control over the financial, operating and personnel hiring decisions of GUC.

	XinTec Inc. (XinTec)	43%	43%	TSMC obtained three out of five director positions in March 2007 and TSMC has a controlling interest in XinTec.

	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—

TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	100%	—

	TSMC Development, Inc. (TSMC Development)	100%	100%	—

	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	—

	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	—

TSMC Development	WaferTech, LLC (WaferTech)	99.996%	99.996%	—
(Continued)

		Percentage of Ownership
		March 31,	March 31,
Name of Investor	Name of Investee	2008	2007	Remark

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	51%	13%	TSMC has a controlling interest in Mutual-Pak since July 2007.

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, L.L.C. (VTA Holdings)	100%	—	Newly acquired in April 2007.

GUC	Global Unichip Corporation-NA (GUC-NA)	100%	100%	—

	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	—	Newly acquired in May 2007.
(Concluded)
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of March 31, 2008:
TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Partners, TSMC Development, Chi Cherng and Hsin Ruey are engaged in investing activities. TSMC Shanghai is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, and ISDF II are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA and GUC-Japan are engaged in providing products consulting in North America and Japan, respectively. XinTec is engaged in the provision of wafer packaging service. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.
TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company”.
Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

     Use of Estimates
The preparation of consolidated financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
     Classification of Current and Noncurrent Assets and Liabilities
Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.
     Cash Equivalents
Repurchase agreements collateralized by government bonds, asset-backed commercial papers, corporate notes, and treasury bills acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.
     Financial Assets/Liabilities at Fair Value Through Profit or Loss
Derivatives that do not meet the criteria for hedge accounting and financial assets acquired principally for the purpose of selling them in the near term are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives and financial assets are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is determined as follows: Publicly traded stocks — closing prices at the end of the period; derivatives — using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
     Available-for-sale Financial Assets
Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is determined as follows: Structured time deposits — using valuation techniques; open-end mutual funds and money market funds — net asset values at the end of the period; publicly traded stocks — closing prices at the end of the period; and other debt securities - average of bid and asked prices at the end of the period.
Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.
Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.
     Held-to-maturity Financial Assets
Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.
     Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.
     Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.
     Inventories
Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Period-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

     Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments Accounted for Using the Equity Method”, the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.
When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.
Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.
     Financial Assets Carried at Cost
Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.
The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.
     Property, Plant and Equipment, Assets Leased to Others and Idle Assets
Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.
Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 10 years; office equipment — 3 to 15 years; and leased assets — 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.
When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.
     Intangible Assets
Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, “Business Combinations — Accounting Treatment under Purchase Method” (SFAS No. 25), goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.
Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.
     Pension Costs
For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.
     Government Subsidies
Income-related subsidies from governments are recognized in earnings when the requirements for subsidies are met.
     Income Tax
The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.
Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the tax-exempt income under various laws and statutes. TSMC and subsidiaries domiciled in the R.O.C. have considered the impact of the AMT Act in the determination of their tax liabilities.
     Stock-based Compensation
Employee stock options that were modified or granted in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No.39, “Accounting for Share-based Payment”. The Company did not grant or modify employee stock options during the three months ended March 31, 2008.
     Treasury Stock
Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When TSMC retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.
TSMC’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.
     Foreign-currency Transactions
Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.
At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

     Translation of Foreign-currency Financial Statements
The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at period-end; shareholders’ equity — historical rates; income and expenses — average rates during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.
     Recent Accounting Pronouncements
The Accounting Research and Development Foundation (ARDF) of the R.O.C. revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories” (SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009. Early adoption is permitted.
3. ACCOUNTING CHANGES
Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued in March 2007 by the ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share (after income tax) of NT$3,632,644 thousand and NT$0.14, respectively, for the three months ended March 31, 2008.
Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”, which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s financial statements as of and for the three months ended March 31, 2008.
4. CASH AND CASH EQUIVALENTS

	March 31
	2008	2007

Cash and deposits in banks	$137,769,493	$97,040,591
Repurchase agreements collateralized by government bonds	5,995,378	41,985,407
Asset-backed commercial papers	512,155	597,361
Corporate notes	—	364,848
Treasury bills	—	285,572

	$144,277,026	$140,273,779

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2008	2007
Trading financial assets

Publicly traded stocks	$1,212,611	$1,364,166
Forward exchange contracts	2,833	—
Cross currency swap contracts	160,249	159

	$1,375,693	$1,364,325

Trading financial liabilities

Forward exchange contracts	$125,989	$18,723
Cross currency swap contracts	118,294	115,085

	$244,283	$133,808

The Company entered into derivative contracts during the three months ended March 31, 2008 and 2007 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.
Outstanding forward exchange contracts as of March 31, 2008 and 2007:

		Contract
		Amount
	Maturity Date	(in Thousands)
March 31, 2008

Sell RMB/Buy US$	April 2008 to July 2008	RMB	369,259
Sell EUR/Buy NT$	April 2008 to July 2008	EUR	44,500
Sell US$/Buy NT$	April 2008	US$	5,000
Sell US$/Buy JPY	April 2008	US$	886

March 31, 2007

Sell EUR/Buy US$	April 2007	EUR	23,000
Sell US$/Buy JPY	April 2007	JPY	11,000
Outstanding cross currency swap contracts as of March 31, 2008 and 2007:

				Range of
	Contract Amount		Range of	Interest Rates
Maturity Date	(In Thousands)		Interest Rates Paid	Received
March 31, 2008
April 2008	US$	883,000	2.60%-3.75%	1.28%-2.42%
March 31, 2007
April 2007 to June 2007	US$	835,000	2.65%-5.35%	1.65%-5.16%

For the three months ended March 31, 2008 and 2007, derivative transactions resulted in net gains of NT$1,751,280 thousand (including realized settlement gains of NT$1,626,968 thousand and valuation gains of NT$124,312 thousand) and net losses of NT$678,015 thousand (including realized settlement losses of NT$510,632 thousand and valuation losses of NT$167,383 thousand), respectively.
6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2008	2007

Open-end mutual funds	$14,146,226	$24,092,104
Money market funds	13,960,741	246,588
Corporate bonds	10,139,449	15,612,472
Agency bonds	7,426,193	13,690,016
Corporate issued asset-backed securities	4,545,210	10,491,137
Government bonds	3,941,554	10,835,734
Publicly-traded stocks	524,695	210,226
Structured time deposits	—	499,288

	54,684,068	75,677,565
Current portion	(54,681,566)	(69,208,468)

	$2,502	$6,469,097

As of March 31, 2007, structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal
	Amount	Carrying Amount	Interest Rate	Maturity Date
Step-up callable deposits Domestic deposits	$500,000	$499,288	1.76%	March 2008

The interest rate of the step-up callable deposits is pre-determined by the Company and the banks.
7. HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2008	2007

Corporate bonds	$10,908,455	$13,426,614
Government bonds	6,091,684	8,676,382
Structured time deposits	1,000,000	11,117,800

	18,000,139	33,220,796
Current portion	(9,976,745)	(6,523,668)

	$8,023,394	$26,697,128

As of March 31, 2008 and 2007, structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
March 31, 2008

Step-up callable deposits
Domestic deposits	$1,000,000	$3,844	1.77%-1.83%	April 2008 to October 2008

March 31, 2007

Step-up callable deposits
Domestic deposits	$4,500,000	$13,593	1.50%-1.83%	June 2007 to October 2008
Callable range accrual deposits
Domestic deposits	3,970,680	14,752	(See below)	September 2009 to December 2009
Foreign deposits	2,647,120	7,390	(See below)	October 2009 to December 2009

	$11,117,800	$35,735

The amount of interest earned from the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of March 31, 2008, no structured time deposit resided in banks located in foreign countries. As of March 31, 2007, the principal of the deposits that resided in banks located in Hong Kong and Singapore amounted to US$60,000 thousand and US$20,000 thousand, respectively.

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Three Months Ended
	March 31
	2008	2007

Balance, beginning of period	$701,807	$749,888
Effect of inclusion of newly consolidated subsidiaries	—	45
Provision	1,596	75,519
Write-off	(1,352)	(59,681)

Balance, end of period	$702,051	$765,771

Movements of the allowance for sales returns and others were as follows:

	Three Months Ended
	March 31
	2008	2007

Balance, beginning of period	$4,089,035	$2,870,802
Effect of inclusion of newly consolidated subsidiaries	—	12,956
Provision	1,928,123	745,631
Write-off	(1,450,521)	(1,008,804)

Balance, end of period	$4,566,637	$2,620,585

9.	INVENTORIES, NET

	March 31
	2008	2007

Finished goods	$4,455,890	$4,023,260
Work in process	15,555,780	16,664,898
Raw materials	1,683,835	1,545,848
Supplies and spare parts	1,219,813	1,014,851

	22,915,318	23,248,857
Allowance for losses	(1,025,681)	(989,417)

	$21,889,637	$22,259,440

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2008		2007
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	$8,352,727	39	$8,134,439	39
Vanguard International Semiconductor Corporation (VIS)	11,382,764	37	6,193,462	27
VisEra Holding Company (VisEra Holding)	2,208,268	49	1,168,338	49

	$21,943,759		$15,496,239

In August 2007, the Company acquired additional 169,600 thousand shares in VIS for NT$4,927,865 thousand; after the acquisition, the Company’s percentage of ownership in VIS increased from 27% to 37%.

For the three months ended March 31, 2008 and 2007, net equity in earnings of equity method investees of NT$577,322 thousand and NT$360,683 thousand was recognized, respectively. The related equity in earnings of equity method investees was determined based on the reviewed financial statements of the investees for the same periods as the Company.

As of March 31, 2008 and 2007, fair values of publicly traded stocks in investments accounted for using equity method was NT$13,626,526 thousand and NT$12,583,031 thousand, respectively.

Movements of the difference between the cost of investment and the Company’s share in investees’ net assets allocated to depreciable assets for the three months ended March 31, 2008 and 2007 were as follows:

	Three Months Ended
	March 31
	2008	2007

Balance, beginning of period	$2,589,742	$952,159
Depreciation/Amortization	(149,780)	(49,250)

Balance, end of period	$2,439,962	$902,909

Movements of the aforementioned difference allocated to goodwill for the three months ended March 31, 2008 and 2007 were as follows:

	Three Months Ended
	March 31
	2008	2007

Balance, beginning of period	$987,349	$213,984
Additions	—	—

Balance, end of period	$987,349	$213,984

11.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2008	2007

Non-publicly traded stocks	$3,340,342	$3,140,631
Mutual funds	383,247	381,492

	$3,723,589	$3,522,123

12.	PROPERTY, PLANT AND EQUIPMENT

	Three Months Ended March 31, 2008
	Balance,				Effect of
	Beginning		Sales or		Exchange	Balance,
	of Period	Additions	Disposals	Reclassification	Rate Changes	End of Period
Cost
Land and land improvements	$942,197	$—	$—	$—	$(52,810)	$889,387
Buildings	118,640,027	864,969	—	410,215	(680,387)	119,234,824
Machinery and equipment	646,419,427	11,854,624	(395,747)	614,983	(4,672,108)	653,821,179
Office equipment	11,829,640	277,463	(6,277)	(204,318)	(94,058)	11,802,450
Leased asset	652,296	—	—	13,433	(15,788)	649,941

	778,483,587	$12,997,056	$(402,024)	$834,313	$(5,515,151)	786,397,781

Accumulated depreciation
Land and land improvements	262,703	$7,169	$—	$—	$(16,777)	253,095
Buildings	63,239,922	2,198,305	—	(4)	(271,740)	65,166,483
Machinery and equipment	467,665,072	16,637,661	(395,747)	116,346	(2,637,584)	481,385,748
Office equipment	8,796,752	309,149	(6,224)	(116,318)	(74,739)	8,908,620
Leased asset	135,118	8,231	—	—	(3,361)	139,988

	540,099,567	$19,160,515	$(401,971)	$24	$(3,004,201)	555,853,934

Advance payments and construction in progress	21,868,167	$8,328,908	$—	$(851,874)	$1,720,611	31,065,812

	$260,252,187					$261,609,659

	Three Months Ended March 31, 2007
		Effect of
		Inclusion
	Balance,	of Newly				Effect of
	Beginning	Consolidated		Sales or		Exchange	Balance,
	of Period	Subsidiaries	Additions	Disposals	Reclassification	Rate Changes	End of Period
Cost
Land and land improvements	$844,644	$101,518	$—	$—	$—	$12,774	$958,936
Buildings	112,595,124	71,053	1,869,340	(31,789)	851	325,453	114,830,032
Machinery and equipment	579,825,289	2,412,632	10,727,221	(10,299)	147,691	919,358	594,021,892
Office equipment	10,646,725	546,654	270,067	(134,621)	2,046	34,636	11,365,507
Leased asset	612,941	—	—	—	—	15,565	628,506

	704,524,723	$3,131,857	$12,866,628	$(176,709)	$150,588	$1,307,786	721,804,873

Accumulated depreciation
Land and land improvements	234,377	$—	$7,458	$—	$—	$3,590	245,425
Buildings	54,288,225	1,111	2,199,833	(30,911)	—	72,657	56,530,915
Machinery and equipment	400,579,587	584,246	17,008,482	(9,197)	(47)	653,841	418,816,912
Office equipment	7,839,303	76,062	319,986	(134,569)	47	32,829	8,133,658
Leased asset	96,592	—	7,710	—	—	2,529	106,831

	463,038,084	$661,419	$19,543,469	$(174,677)	$—	$765,446	483,833,741

Advance payments and construction in progress	12,607,551	$480,130	$(889,887)	$—	$174,946	$3,926	12,376,666

	$254,094,190						$250,347,798

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases is from December 2003 to December 2013. The future minimum lease payments as of March 31, 2008 is NT$723,059 thousand.

13.	DEFERRED CHARGES, NET

	Three Months Ended March 31, 2008
	Balance,				Effect of
	Beginning				Exchange	Balance, End of
	of Period	Additions	Amortization	Reclassification	Rate Changes	Period

Technology license fee	$5,819,148	$1,217	$(422,039)	$—	$(7,197)	$5,391,129
Software and system design costs	1,449,603	219,553	(205,627)	(74)	(323)	1,463,132
Others	654,850	2,527	(41,244)	—	(2,416)	613,717

	$7,923,601	$223,297	$(668,910)	$(74)	$(9,936)	$7,467,978

	Three Months Ended March 31, 2007
		Effect of Inclusion
	Balance,	of Newly					Effect of
	Beginning	Consolidated					Exchange	Balance, End of
	of Period	Subsidiaries	Additions	Amortization	Disposals	Reclassification	Rate Changes	Period

Technology license fee	$4,132,174	$360,081	$841,850	$(451,240)	$—	$—	$(5,737)	$4,877,128
Software and system design costs	1,669,781	2,778	182,415	(244,441)	(282)	(325,534)	1,055	1,285,772
Others	134,960	29,312	1,609	(12,722)	—	—	6,627	159,786

	$5,936,915	$392,171	$1,025,874	$(708,403)	$(282)	$(325,534)	$1,945	$6,322,686

14.	SHORT-TERM BANK LOANS

	March 31
	2008	2007
Unsecured loans:
Repayable by September 2007, annual interest at 2.43%-6.81%	$—	$79,220

15. BONDS PAYABLE

	March 31
	2008	2007
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2007, 5.36% interest payable annually	$—	$4,500,000
Issued in January 2002 and repayable in January 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	12,500,000	12,500,000

	12,500,000	17,000,000
Current portion	(8,000,000)	(4,500,000)

	$4,500,000	$12,500,000

As of March 31, 2008, future principal repayments for the bonds were as follows:

Year of Repayment	Amount

2009	$8,000,000
2012	4,500,000

$12,500,000

16. LONG-TERM BANK LOANS

	March 31
	2008	2007

Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 2.91%-2.99%	$721,200	$—
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 5.88% in 2008 and 5.77% in 2007	608,688	662,047
Repayable from December 2007 in 8 semi-annual installments, annual interest at 2.39%-3.20% in 2008 and 2.39%-2.56% in 2007	456,750	499,000
Repayable from March 2007 in 12 quarterly installments, annual interest at 2.79%-3.16% in 2008 and 2.79% in 2007	109,326	171,798
Repayable from May 2007 in 16 quarterly installments, annual interest at 2.48%-2.85% in 2008 and 2.48%-2.51% in 2007	50,438	67,250
Repayable from April 2005 in 16 quarterly installments, annual interest at 2.51%-2.85% in 2008 and 2.51% in 2007	35,980	71,960
Repayable from February 2005 in 17 quarterly installments, annual interest at 2.65%-4.53%	32,430	65,390
Unsecured loans:
Science Park Administration (SPA) SOC loan, repayable from October 2003 in 20 quarterly installments, interest-free	1,392	4,177
SPA DSP loan, repayable from July 2002 in 20 quarterly installments, interest-free	—	676

	2,016,204	1,542,298
Current portion	(279,587)	(214,060)

	$1,736,617	$1,328,238

Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC Shanghai as well as semi-annual and annual financial statements of XinTec must comply with predetermined financial covenants. As of March 31, 2008, TSMC Shanghai and XinTec were in compliance with all such financial covenants.
As of March 31, 2008, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount

2008 (2nd to 4th quarter)	$243,061
2009	313,034
2010	929,088
2011	242,541
2012 and thereafter	288,480

$2,016,204

17. OTHER LONG-TERM PAYABLES

	March 31
	2008	2007

Payables for acquisition of property, plant and equipment (Note 29l)	$7,719,794	$7,620,093
Payables for royalties	4,644,036	3,994,705

	12,363,830	11,614,798
Current portion (classified under accrued expenses and other current liabilities)	(3,308,040)	(2,371,524)

	$9,055,790	$9,243,274

The payables for royalties were primarily attributable to several license arrangements that TSMC entered into for certain semiconductor-related patents.
As of March 31, 2008, future payments for other long-term payables were as follows:

Year of Payment	Amount

2008 (2nd to 4th quarter)	$3,236,893
2009	545,466
2010	466,412
2011	395,265
2012 and thereafter	7,719,794

$12,363,830

18. PENSION PLANS
The Labor Pension Act (the Act) became effective on July 1, 2005. The employees of TSMC, GUC and XinTec who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined TSMC, GUC, XinTec and Mutual-Pak after July 1, 2005 can only be subject to the pension mechanism under the Act.

The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, XinTec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts starting from July 1, 2005. Furthermore, TSMC North America, TSMC Shanghai, TSMC Europe, and TSMC Canada are required by local regulations to make monthly contributions, at a certain percentages of the monthly basic salary of their local employees. Pursuant to the aforementioned Act and local regulations, the Company made monthly contributions and recognized pension cost of NT$203,360 thousand and NT$171,440 thousand for the three months ended March 31, 2008 and 2007, respectively.
TSMC, GUC and XinTec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. TSMC, GUC and XinTec contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committees (the Committees) and deposited in the name of the Committees in the Bank of Taiwan (originally the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007). The Company recognized pension cost of NT$67,462 thousand and NT$81,236 thousand for the three months ended March 31, 2008 and 2007, respectively. As of March 31, 2008 and 2007, the balance of the Funds was NT$2,319,688 thousand and NT$2,060,634 thousand, respectively.
19. INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Three Months Ended
	March 31
	2008	2007

Income tax expense based on “income before income tax” at statutory rates	$7,968,898	$5,053,273
Tax effect of the following
Tax-exempt income	(2,648,723)	(1,004,095)
Temporary and permanent differences	550,838	3,006
Others	41,235	—
Additional tax at 10% on unappropriated earnings	13,926	—
Income tax credits used	(3,014,023)	(1,973,283)

Income tax currently payable	$2,912,151	$2,078,901

b.	Income tax expense consisted of the following:

Income tax currently payable	$2,912,151	$2,078,901
Other income tax adjustments	5,547	1,004
Net change in deferred income tax assets
Investment tax credits	1,357,191	485,059
Net operating loss carryforwards	100,564	172,735
Temporary differences	(284,807)	(850,859)
Valuation allowance	(754,848)	(779,547)

Income tax expense	$3,335,798	$1,107,293

c.	Net deferred income tax assets consisted of the following:

	March 31
	2008	2007

Current deferred income tax assets, net
Investment tax credits	$8,217,617	$9,604,294
Temporary differences	783,544	677,152
Valuation allowance	(521,197)	(523,758)

	$8,479,964	$9,757,688

Noncurrent deferred income tax assets, net
Investment tax credits	$5,683,405	$10,275,634
Net operating loss carryforwards	3,617,579	4,707,146
Temporary differences	(2,471,405)	(2,812,883)
Valuation allowance	(2,859,259)	(7,129,635)

	$3,970,320	$5,040,262

As of March 31, 2008, the net operating loss carryforwards were generated by WaferTech, TSMC Development, TSMC Technology and XinTec and would expire on various dates through 2026.
d.	Integrated income tax information:
The balance of the imputation credit account of TSMC as of March 31, 2008 and 2007 was NT$3,012,848 thousand and NT$828,612 thousand, respectively.
The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2007 and 2006 was 1.86% and 5.23%, respectively.
The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.
e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of March 31, 2008, investment tax credits of TSMC, GUC, XinTec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading	Purchase of machinery and	$24,335	$24,335	2008
Industries	equipment	14,328	14,328	2009
		6,192,393	4,958,114	2010
		4,490,475	4,490,475	2011
		13,756	13,756	2012

		$10,735,287	$9,501,008

(Continued)

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading	Research and development	$6,601	$6,601	2008
Industries	expenditures	1,555,706	19,339	2009
		1,887,404	1,884,823	2010
		1,798,583	1,798,583	2011
		563,418	563,418	2012

		$5,811,712	$4,272,764

Statute for Upgrading	Personnel training expenditures	$21,998	$20	2009
Industries		47,024	47,023	2010
		278	278	2011
		125	125	2012

		$69,425	$47,446

Statute for Upgrading	Investments in important
Industries	technology-based enterprises	$79,804	$79,804	2010

(Concluded)
g.	The profits generated from the following projects of TSMC, GUC and XinTec are exempt from income tax for a five-year period:

Tax-Exemption Period

Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 14 — Module B	2007 to 2011
2003 plant expansion of GUC	2007 to 2011
2003 plant expansion of XinTec	2007 to 2011
h.	The tax authorities have examined income tax returns of TSMC through 2005.
20. LABOR COST, DEPRECIATION AND AMORTIZATION

	Three Months Ended March 31, 2008
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$5,158,642	$3,637,477	$8,796,119
Labor and health insurance	195,934	118,910	314,844
Pension	160,441	95,604	256,045
Meal	117,432	50,203	167,635
Welfare	168,638	68,000	236,638
Others	55,492	49,239	104,731

	$5,856,579	$4,019,433	$9,876,012

Depreciation	$18,058,836	$1,094,587	$19,153,423

Amortization	$463,671	$205,239	$668,910

	Three Months Ended March 31, 2007
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$2,744,246	$1,761,454	$4,505,700
Labor and health insurance	172,104	101,911	274,015
Pension	156,185	96,491	252,676
Meal	109,922	40,837	150,759
Welfare	70,730	61,298	132,028
Others	30,586	22,465	53,051

	$3,283,773	$2,084,456	$5,368,229

Depreciation	$18,514,745	$1,023,105	$19,537,850

Amortization	$466,723	$241,381	$708,104

21. SHAREHOLDERS’ EQUITY
As of March 31, 2008, 1,110,083 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,550,414 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital.
Capital surplus consisted of the following:

	March 31
	2008	2007

From merger	$23,276,911	$24,003,546
Additional paid-in capital	18,994,954	20,063,728
From convertible bonds	9,077,065	9,360,424
From long-term investments	347,180	414,524
Donations	55	55
From treasury stock transactions	—	389,188

	$51,696,165	$54,231,465

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are subject to shareholders’ approval in the following year.
For the three months ended March 31, 2008, TSMC has recorded bonuses to employees and directors with a charge to earnings of approximately 15.3% of its net income. Material differences between such estimated amounts and the amounts proposed by the Board of Directors subsequently are retroactively adjusted for in the current year. If the actual amounts subsequently resolved by the shareholders differ from the proposed amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate.
TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.
The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.
A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of earnings for 2007 and 2006 had been approved in TSMC’s Board of Directors’ meeting held on February 19, 2008 and a shareholders’ meeting held on May 7, 2007, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriations of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2007	Year 2006	Year 2007	Year 2006

Legal capital reserve	$10,917,709	$12,700,973
Special capital reserve	(237,693)	(11,192)
Bonus to employees — in cash	3,939,883	4,572,798
Bonus to employees — in stock	3,939,883	4,572,798
Cash dividends to shareholders	76,881,311	77,489,064	$3.00	$3.00
Stock dividends to shareholders	512,542	516,594	0.02	0.02
Bonus to directors and supervisors	176,890	285,800

	$96,130,525	$100,126,835

The Board of Directors’ meeting held on February 19, 2008 and the shareholders’ meeting held on May 7, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$768,813 thousand and NT$774,891 thousand, respectively.
The amounts of the appropriations of earnings for 2006 are consistent with the resolutions of the meetings of the Board of Directors held on February 6, 2007. The amounts of the appropriations of earnings for 2007 and the stock dividends to be distributed out of capital surplus have not yet been resolved by the shareholders. If the above bonuses to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2007 and 2006, the basic earnings per share (after income tax) for the years ended December 31, 2007 and 2006 shown in the respective financial statements would have decreased from NT$4.14 to NT$3.84 and NT$4.93 to NT$4.56, respectively. The shares distributed as a bonus to employees represented 1.49% and 1.77% of TSMC’s total outstanding common shares as of December 31, 2007 and 2006, respectively.
The information about the appropriations of bonuses to employees, directors and supervisors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.
22. STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.
Options of the aforementioned plans that had never been granted or had been granted but subsequently cancelled had expired as of March 31, 2008.
Information about TSMC’s outstanding stock options for the three months ended March 31, 2008 and 2007 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(in Thousands)	Price (NT$)
Three months ended March 31, 2008

Balance, beginning of period	41,875	$37.4
Options exercised	(2,138)	37.9
Options cancelled	(193)	46.8

Balance, end of period	39,544	37.3

(Continued)

		Weighted-
	Number of	average
	Options	Exercise
	(in Thousands)	Price (NT$)
Three months ended March 31, 2007

Balance, beginning of period	52,814	$39.6
Options exercised	(3,271)	37.3
Options cancelled	(252)	47.2

Balance, end of period	49,291	39.7

(Concluded)
The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.
     As of March 31, 2008, information about TSMC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$25.9-$36.4	27,070	4.91	$33.0	27,070	$33.0
38.9-51.3	12,474	6.65	46.6	6,162	46.4

	39,544		37.3	33,232	35.5

GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.
Moreover, the GUC 2007 Plan, GUC 2006 Plan, and GUC 2004 Plan were approved by the SFB on November 28, 2007, July 3, 2006, and August 16, 2004 to grant a maximum of 1,999 options, 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option Plans are valid for six years. Options of all three Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about GUC’s outstanding stock options for the three months ended March 31, 2008 and 2007 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price (NT$)
Three months ended March 31, 2008

Balance, beginning of period	7,598	$60.3
Options exercised	(302)	10.2
Options cancelled	(66)	194.0

Balance, end of period	7,230	60.4

Three months ended March 31, 2007

Balance, beginning of period	7,342	$14.0
Options exercised	(696)	10.2
Options cancelled	(65)	16.2

Balance, end of period	6,581	14.4

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by GUC in accordance with the plans.
As of March 31, 2008, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of		Remaining	Exercise		Exercise
Exercise	Number of	Contractual	Price	Number of	Price
Price (NT$)	Options	Life (Years)	(NT$)	Options	(NT$)

$9.6-$10.5	1,973	0.33-3.50	$9.9	737	$10.3
17.7	3,419	3.42	17.7	—	—
194.0	1,838	5.75	194.0	—	—

	7,230		60.4	737	10.3

XinTec’s Employee Stock Option Plans, consisting of the XinTec 2007 Plan and XinTec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the XinTec 2007 Plan and XinTec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of XinTec when exercisable. The options may be granted to qualified employees of XinTec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about XinTec’s outstanding stock options for the three months ended March 31, 2008 and 2007 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(in Thousands)	Price (NT$)
Three months ended March 31, 2008

Balance, beginning of period	9,642	$15.1
Options cancelled	(144)	14.5

Balance, end of period	9,498	15.1

Three months ended March 31, 2007

Balance, beginning of period	4,968	$13.0
Options exercised	975	15.0
Options cancelled	(371)	13.6

Balance, end of period	5,572	13.3

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by XinTec in accordance with the plans.
As of March 31, 2008, information about XinTec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$12.7-$14.7	5,206	1.50-1.79	$13.0	—	—
15.8-$20.0	4,292	2.24-2.71	17.8	—	—

	9,498		15.2

No compensation cost was recognized under the intrinsic value method for the three months ended March 31, 2008 and 2007. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the three months ended March 31, 2008 and 2007 would have been as follows:

		2008	2007
Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years

GUC	Expected dividend yield	0.00%-0.60%	—
	Expected volatility	22.65%-45.47%	22.65%-41.74%
	Risk free interest rate	2.12%-2.56%	2.23%-2.56%
	Expected life	3-6 years	3-6 years

		2008	2007

XinTec	Expected dividend yield	0.80%	—
	Expected volatility	31.79%-47.42%	38.47%-47.42%
	Risk free interest rate	1.88%-2.45%	1.88%-1.94%
	Expected life	3 years	3 years

Net income attributable to shareholders of the parent:
As reported	$28,143,382	$18,838,639
Pro forma	28,081,304	18,790,682

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$1.10	$0.71
Pro forma basic EPS	$1.10	$0.71
Diluted EPS as reported	$1.10	$0.71
Pro forma diluted EPS	$1.10	$0.71
23. TREASURY STOCK
(Shares in Thousands)

	Beginning			Ending
	Shares	Addition	Retirement	Shares
Three months ended March 31, 2008

Parent company stock held by subsidiaries	34,096	—	—	34,096
Repurchase under share buyback plan	800,000	—	800,000	—

	834,096	—	800,000	34,096

Three months ended March 31, 2007

Parent company stock held by subsidiaries	33,926	—	—	33,926

As of March 31, 2008 and 2007, the book value of the treasury stock was NT$918,075 thousand each and its market value was NT$2,151,452 thousand and NT$2,303,596 thousand, respectively. TSMC’s common shares held by subsidiaries is treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.
TSMC held a meeting of the Board of Directors and approved a share buyback plan to repurchase the TSMC’s common shares up to 800,000 shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. As of December 31, 2007, TSMC had repurchased 800,000 thousand common shares. All the treasury stock repurchased was retired on February 27, 2008.

24. EARNINGS PER SHARE
     EPS was computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Three months ended March 31, 2008

Basic EPS
Income available to common shareholders of the parent	$31,471,701	$28,143,382	25,593,835	$1.23	$1.10

Effect of dilutive potential common stock — stock options	—	—	16,225

Diluted EPS
Income available to common shareholders of the parent (including effect of dilutive potential common stock)	$31,471,701	$28,143,382	25,610,060	$1.23	$1.10

Three months ended March 31, 2007

Basic EPS
Income available to common shareholders of the parent	$19,944,094	$18,838,639	26,384,121	$0.76	$0.71

Effect of dilutive potential common stock — stock options	—	—	21,538

Diluted EPS
Income available to common shareholders of the parent (including effect of dilutive potential common stock)	$19,944,094	$18,838,639	26,405,659	$0.76	$0.71

The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and employee stock bonuses. This adjustment caused each of the basic and diluted after income tax EPS for the three months ended March 31, 2007 to decrease from NT$0.73 to NT$0.71.
25. DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	March 31
	2008		2007
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$1,375,693	$1,375,693	$1,364,325	$1,364,325
Available-for-sale financial assets	54,684,068	54,684,068	75,677,565	75,677,565
Held-to-maturity financial assets	18,000,139	18,001,071	33,220,796	33,203,292

Liabilities

Financial liabilities at fair value through profit or loss	244,283	244,283	133,808	133,808
Bonds payable (including current portion)	12,500,000	12,657,936	17,000,000	17,279,497
Long-term bank loans (including current portion)	2,016,204	2,016,204	1,542,298	1,542,298
Other long-term payables (including current portion)	12,363,830	12,363,830	11,614,798	11,614,798
Obligations under capital leases	649,941	649,941	628,506	628,506

b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, short-term bank loans, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Fair values of financial assets/liabilities at fair value through profit or loss, available-for-sale and held-to-maturity financial assets other than derivatives and structured time deposits were based on their quoted market prices.

3)	Fair values of derivatives and structured time deposits were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value during the three months ended March 31, 2008 and 2007 of financial assets/liabilities at fair value through profit or loss, including derivatives estimated using valuation techniques and publicly traded stocks, were recognized as losses of NT$163,750 thousand and gains of NT$16,688 thousand, respectively.

d.	As of March 31, 2008 and 2007, financial assets exposed to fair value interest rate risk were NT$72,322,594 thousand and NT$108,688,294 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$244,283 thousand and NT$133,808 thousand, respectively. Financial assets exposed to cash flow interest rate risk as of March 31, 2007 were NT$6,617,800 thousand.

e.	Movements of the unrealized gain on financial instruments for the three months ended March 31, 2008 and 2007 were as follows:

	Three Months Ended March 31, 2008
		Equity in
		Valuation
	Valuation	Gain on
	Gain on	Available-
	Available-	for-sale
	for-sale	Financial
	Financial	Assets Held
	Assets	by Investees	Total

Balance, beginning of period	$627,838	$53,159	$680,997
Recognized directly in shareholders’ equity	(151,003)	(11,821)	(162,824)
Removed from shareholders’ equity and recognized in earnings	(117,312)	—	(117,312)

Balance, end of period	$359,523	$41,338	$400,861

	Three Months Ended March 31, 2007
		Equity in
		Valuation
	Valuation	Gain on
	Gain on	Available-
	Available-	for-sale
	for-sale	Financial
	Financial	Assets Held
	Assets	by Investees	Total

Balance, beginning of period	$386,017	$175,598	$561,615
Recognized directly in shareholders’ equity	219,731	2,102	221,833
Removed from shareholders’ equity and recognized in earnings	(63,314)	—	(63,314)

Balance, end of period	$542,434	$177,700	$720,134

f.	Information about financial risk
1)	Market risk. The publicly traded stocks categorized as financial assets at fair value through profit or loss are exposed to market price fluctuations. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities. The fair value of asset-backed securities is subject to price fluctuations in an unstable United States credit environment.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
26. RELATED PARTY TRANSACTIONS
Except as disclosed elsewhere in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

b.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method by TSMC

d.	Others: Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions

	2008		2007
	Amount	%	Amount	%
For the three months ended March 31

Sales
VIS	$22,577	—	$—	—
VisEra	16,324	—	186,491	—
SSMC	461	—	—	—

	$39,362	—	$186,491	—

Purchases
SSMC	$1,358,468	3	$1,386,200	3
VIS	798,344	1	695,624	2
VisEra	594	—	—	—

	$2,157,406	4	$2,081,824	5

Manufacturing expenses
VisEra	$4,741	—	$3,668	—

Research and development expenses
VisEra	$8,632	—	$—	—

Non-operating income and gains
VIS (primarily technical service income; see Note 29h.)	$106,748	2	$86,762	3
VisEra	66,101	2	42,089	1
SSMC (primarily technical service income; see Note 29e.)	61,712	1	58,483	2
Others	—	—	3	—

	$234,561	5	$187,337	6

As of March 31

Receivables
VisEra	$7,758	100	$362,061	100
VIS	32	—	486	—

	$7,790	100	$362,547	100

Other receivables
VIS	$108,629	50	$155,657	55
SSMC	77,688	36	82,868	30
VisEra	29,328	14	40,570	15

	$215,645	100	$279,095	100

	2008		2007
	Amount	%	Amount	%
Payables
VIS	$479,180	50	$446,667	39
SSMC	465,295	49	694,554	60
VisEra	11,630	1	15,052	1

	$956,105	100	$1,156,273	100

Deferred credits
VisEra	$46,631	9	$108,806	9

The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.
TSMC deferred the gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.
TSMC leased certain buildings and facilities to VisEra. The related rental income was classified under non-operating income. The lease terms and prices were determined in accordance with mutual agreements.
27. PLEDGED OR MORTGAGED ASSETS
The Company provided certain assets as collateral mainly for long-term bank loans and land lease agreements, which were as follows:

	March 31
	2008	2007

Other financial assets	$28,511	$62,166
Property, plant and equipment, net	5,206,652	5,355,056

	$5,235,163	$5,417,222

28. SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land and office premises from the SPA and Jhongli Industrial Park Service Center. These operating leases expire on various dates from September 2008 to December 2028 and can be renewed upon expiration.
The Company entered into lease agreements for its office premises and certain equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2008 and 2016 and can be renewed upon expiration.

As of March 31, 2008, future lease payments were as follows:

Year	Amount

2008 (2nd to 4th quarter)	$441,645
2009	557,832
2010	474,950
2011	331,678
2012 and thereafter	2,703,159

$4,509,264

29. SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of March 31, 2008, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, TSMC and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between TSMC and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, TSMC will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of TSMC’s annual net sales. TSMC and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. TSMC also obtained through Philips (now NXP B.V.) a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

c.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of March 31, 2008, TSMC had a total of US$60,730 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP) committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, TSMC would be relieved of any further obligation to transfer any additional technology. In addition, TSMC granted National an option to request prior to January 2008 the transfer of certain technologies under the same terms and conditions as the terminated TTA. National did not make such request by the deadline, therefore the option expired in January 2008.

g.	In December 2003, TSMC entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. TSMC would also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC would pay royalties to Freescale Semiconductor, Inc. and would share a portion of the costs associated with the joint development project. The agreement expired in December 2007. TSMC did not capitalize related intellectual properties arising from the co-development project because those intellectual properties did not meet the capitalization criteria set forth in Statement of Financial Accounting Standards No. 37 “Accounting for Intangible Assets”.

h.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

i.	Effective January 1, 2006, The Company entered into the Joint Technology Cooperation Agreement with Philips (now NXP B.V.), Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 45-nm and beyond advanced CMOS Logic and e-DRAM technologies. The Company would contribute process technologies and share a portion of the costs associated with this joint development project. This agreement was to expire on December 31, 2008, but the Company had ended its participation in the project. For the Company, this agreement had terminated as of January 26, 2008.

j.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of March 31, 2008, SMIC had paid US$90 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. The result of the above-mentioned litigation cannot be determined at this time.

k.	In April 2004, UniRAM Technology, Inc. (“UniRAM”) filed an action against MoSys Inc., TSMC and TSMC North America in the U.S. District Court for the Northern District of California, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. UniRAM later dropped its patent infringement claims during the course of litigation, but TSMC’s inequitable conduct counterclaim against UniRAM’s asserted patents remained. In 2007, the trade secret misappropriation portion of the case went to trial, and in September 2007, a jury-rendered a verdict awarding US$30.5 million to UniRAM Technology, Inc. The court held a separate bench trial on the inequitable conduct counterclaims in January 2008, but has yet to issue a decision as of March 25, 2008. During the January bench trial, UniRAM has also raised anew its motion to enjoin TSMC from offering certain technologies that UniRAM alleges to contain its confidential information. This issue has also not been decided. As a procedural matter, the jury verdict cannot be entered into the record while the inequitable conduct issues remain undecided. Nevertheless, as a result of the verdict, TSMC has accrued the full amount of the jury award in September 2007 as part of the non-operating expenses. TSMC intends to continue to pursue remedies against this verdict.

l.	The Company entered into an agreement with a counterparty in 2003 whereby TSMC Shanghai is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC Shanghai is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC Shanghai since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$7,719,794 thousand and NT$7,620,093 thousand as of March 31, 2008 and 2007, respectively, which is included in other long-term payables on the Company’s consolidated balance sheets.

m.	Amounts available under unused letters of credit as of March 31, 2008 were NT$474 thousand.
30. ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for TSMC and its investees:
a.	Financing provided: None

b.	Endorsement/guarantee provided: None

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 6 attached;

j.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 8 attached.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
MARCH 31, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				March 31, 2008
Held							Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value	Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note

The Company	Open-end mutual funds
	Fuh Hwa Bond	—	Available-for-sale financial assets	132,997	$1,809,322	N/A	$1,809,322
	NITC Bond Fund	—	”	10,449	1,753,671	N/A	1,753,671
	ING Taiwan Bond Fund	—	”	85,581	1,315,559	N/A	1,315,559
	NITC Taiwan Bond	—	”	89,078	1,280,609	N/A	1,280,609
	President James Bond	—	”	77,128	1,213,913	N/A	1,213,913
	Prudential Financial Bond Fund	—	”	69,864	1,041,330	N/A	1,041,330
	JF Taiwan Bond Fund	—	”	59,049	918,978	N/A	918,978
	ING Taiwan Income Fund	—	”	54,621	882,358	N/A	882,358
	Taishin Lucky Fund	—	”	68,945	721,555	N/A	721,555
	Cathay Bond Fund	—	”	60,126	706,650	N/A	706,650
	Dresdner Bond DAM Fund	—	”	54,319	642,089	N/A	642,089
	AIG Taiwan Bond Fund	—	”	39,028	507,080	N/A	507,080
	JF First Bond Fund	—	”	35,324	506,251	N/A	506,251
	HSBC Taiwan Money Management Fund	—	”	27,416	415,187	N/A	415,187
	INVESCO Bond Fund	—	”	27,176	411,619	N/A	411,619

	Corporate bond
	Hua Nan Bank	—	Available-for-sale financial assets	—	1,580,206	N/A	1,580,206
	Cathay Bank	—	”	—	1,185,660	N/A	1,185,660
	Taiwan Power Company	—	”	—	899,778	N/A	899,778
	Formosa Petrochemical Corporation	—	”	—	399,589	N/A	399,589
	Formosa Plastic Corporation	—	Held-to-maturity financial assets	—	3,585,384	N/A	3,556,817
	Taiwan Power Company	—	”	—	2,631,183	N/A	2,631,100
	Nan Ya Plastics Corporation	—	”	—	1,804,129	N/A	1,797,254
	CPC Corporation, Taiwan	—	”	—	1,200,269	N/A	1,199,503
	China Steel Corporation	—	”	—	1,000,000	N/A	988,303
	Formosa Petrochemical Corporation	—	”	—	393,200	N/A	393,077
	Shanghai Commercial & Saving Bank	—	”	—	294,290	N/A	294,209

	Government bond
	2006 Government Bond Series D	—	Available-for-sale financial assets	—	400,317	N/A	400,317
	2006 Government Bond Series D	—	Held-to-maturity financial assets	—	3,650,463	N/A	3,652,895
	2003 Asian Development Bank Govt. Bond	—	”	—	859,900	N/A	893,103
	2003 Government Bond Series F	—	”	—	799,488	N/A	800,097
	2003 Government Bond Series H	—	”	—	400,493	N/A	401,252
	European Investment Bank Bonds	—	”	—	381,340	N/A	400,000

				March 31, 2008
Held							Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value	Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note

	Stocks
	TSMC Global	Subsidiary	Investment accounted for using equity method	1	41,971,629	100	41,971,629
	TSMC International	Subsidiary	”	987,968	27,063,207	100	27,063,207
	VIS	Investee accounted for using equity method	”	616,240	11,183,477	36	13,434,042
	SSMC	Investee accounted for using equity method	”	463	8,352,727	39	7,432,832
	TSMC Partners	Subsidiary	”	300	3,528,732	100	3,528,732
(Continued)

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	TSMC North America	Subsidiary	Investment accounted for using equity method	11,000		$2,184,900	100		$2,184,900
	XinTec	Investee with a controlling financial interest	”	91,703		1,483,429	43		1,407,789
	GUC	Investee with a controlling financial interest	”	42,572		891,488	37		8,833,763
	TSMC Japan	Subsidiary	”	6		112,111	100		112,111
	TSMC Europe	Subsidiary	”	—		97,152	100		97,152
	TSMC Korea	Subsidiary	”	80		15,533	100		15,533
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		312,834
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		348,240
	W.K. Technology Fund IV	—	”	4,000		40,000	2		51,603
	Hontung Venture Capital Co., Ltd.	—	”	2,633		26,329	10		20,270

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		312,949	12		312,949
	Crimson Asia Capital	—	”	—		70,298	1		70,298

	Capital
	TSMC Shanghai	Subsidiary	Investment accounted for using equity method	—		7,895,259	100		7,853,344
	VTAF II	Subsidiary	”	—		1,039,699	98		1,035,244
	VTAF III	Subsidiary	”	—		1,037,387	98		1,025,484
	Emerging Alliance	Subsidiary	”	—		390,518	99		390,518
	Chi Cheng	Subsidiary	”	—		175,689	36		634,253	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	Hsin Ruey	Subsidiary	”	—		173,804	36		633,315	Treasury stock of NT$459,511 thousand is deducted from the carrying value

Chi Cherng	Stocks
	TSMC	Parent company	Available-for-sale financial assets	17,032		1,074,719	—		1,074,719
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	5,082		111,992	—		110,786

Hsin Ruey	Stocks
	TSMC	Parent company	Available-for-sale financial assets	17,064		1,076,733	—		1,076,733
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	3,748		87,295	—		81,698

TSMC International	Stocks
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	Investments accounted for using equity method	8,721	US$	33,117	97	US$	33,117
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	43,048	US$	49,250	97	US$	49,250
	TSMC Development, Inc. (TSMC Development)	Subsidiary	”	1	US$	675,384	100	US$	675,384
	TSMC Technology	Subsidiary	”	1	US$	8,000	100	US$	8,000

TSMC Development	Stocks
	WaferTech	Subsidiary	Investments accounted for using equity method	—	US$	235,394	100	US$	235,394

TSMC Partners	Common stock

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$	72,628	49	US$	72,628
	TSMC Canada	Subsidiary	”	2,300	US$	2,749	100	US$	2,749
(Continued)

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

Emerging Alliance	Common stock
	Pixim, Inc.	—	Financial assets carried at cost	1,036	US$	275	—	US$	275
	RichWave Technology Corp.	—	”	4,247	US$	1,648	12	US$	1,648
	Global Investment Holding Inc.	—	”	10,800		$100,000	6		$100,000

	Preferred stock
	Audience, Inc.	—	Financial assets carried cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	”	1,000	US$	1,000	1	US$	1,000
	Miradia, Inc.	—	”	3,040	US$	1,000	3	US$	1,000
	Mobilygen	—	”	1,415	US$	750	1	US$	750
	Mosaic Systems, Inc.	—	”	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	”	800	US$	500	4	US$	500
	Optichron, Inc.	—	”	714	US$	1,000	3	US$	1,000
	Optimal Corporation	—	”	—	US$	229	—	US$	229
	Pixim, Inc.	—	”	3,606	US$	862	2	US$	862
	QST Holding, LLC	—	”	—	US$	131	3	US$	131
	Teknovus, Inc.	—	”	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, L.L.C. (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	9		—

VTAF II	Common stock
	Yobon	—	Financial assets carried at cost	1,875	US$	919	13	US$	919
	Sentelic	—	”	1,200	US$	2,040	15	US$	2,040
	Leadtrend	—	”	1,265	US$	660	5	US$	660
	RichWave Technology Corp.	—	”	1,043	US$	730	2	US$	730

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried cost	2,357	US$	1,768	11	US$	1,768
	Aquantia Corporation	—	”	2,108	US$	2,573	5	US$	2,573
	Audience, Inc.	—	”	5,335	US$	1,390	2	US$	1,390
	Axiom Microdevices, Inc.	—	”	5,044	US$	2,088	4	US$	2,088
	Beceem Communications	—	”	650	US$	1,600	1	US$	1,600
	GemFire Corporation	—	”	600	US$	68	1	US$	68
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Miradia, Inc.	—	”	3,416	US$	3,106	5	US$	3,106
	Mobilygen	—	”	569	US$	149	1	US$	149
	Next IO, Inc.	—	”	1,915	US$	607	2	US$	607
	Optichron, Inc.	—	”	1,050	US$	1,844	4	US$	1,844
	Pixim, Inc.	—	”	6,348	US$	1,141	2	US$	1,141
	Power Analog Microelectronics	—	”	3,324	US$	2,409	14	US$	2,409
	QST Holding, LLC	—	”	—	US$	145	3	US$	145
	Teknovus, Inc.	—	”	1,599	US$	454	—	US$	454
	Tzero Technologies, Inc.	—	”	1,167	US$	2,007	2	US$	2,007
	Xceive	—	”	714	US$	1,000	2	US$	1,000

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	10		—

VTAF III	Common stock
	Mutual-pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$	1,720	51	US$	1,720

	Preferred stock
	Advasense Sensors, Inc.	—	Financial assets carried at cost	1,929	US$	1,834	6	US$	1,834
(Continued)

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Auramicro, Inc.	—	Financial assets carried at cost	2,500	US$	750	17	US$	750
	BridgeLux, Inc.	—	”	3,333	US$	5,000	3	US$	5,000
	Exclara, Inc. (formerly Synpitec, Inc.)	—	”	14,513	US$	2,412	19	US$	2,412
	GTBF, Inc.	—	”	—	US$	1,500	N/A	US$	1,500
	M2000, Inc.	—	”	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	”	2,458	US$	4,000	6	US$	4,000
	Powervation, Ltd.	—	”	191	US$	2,930	19	US$	2,930
	Quellan, Inc.	—	”	3,106	US$	3,500	6	US$	3,500
	Silicon Technical Services, LLC	—	”	1,055	US$	1,208	2	US$	1,208
	Tilera, Inc.	—	”	1,698	US$	2,360	3	US$	2,360
	Validity Sensors, Inc.	—	”	6,424	US$	2,545	3	US$	2,545

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	81		—

ISDF	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	1,352	US$	23,833	4	US$	23,833
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	8,195	6	US$	8,195
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	”	1,008	US$	494	1	US$	494
	NanoAmp Solutions, Inc.	—	”	541	US$	853	2	US$	853
	Sonics, Inc.	—	”	1,843	US$	3,530	18	US$	3,530

ISDF II	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	864	US$	15,241	3	US$	15,241
	Rich Tek Technology Corp.	—	”	96	US$	763	—	US$	763
	Geo Vision, Inc.	—	”	6	US$	45	—	US$	45
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	6,879	5	US$	6,879
	Rich Tek Technology Corp.	—	”	261	US$	2,081	—	US$	2,081
	Geo Vision, Inc.	—	”	3	US$	21	—	US$	21
	eLCOS Microdisplay Technology, Ltd.	—	Financial assets carried at cost	270	US$	14	1	US$	14
	EoNEX Technologies, Inc.	—	”	55	US$	2,286	5	US$	2,286
	Sonics, Inc.	—	”	2,220	US$	32	21	US$	32
	Epic Communication, Inc.	—	”	191	US$	37	1	US$	37
	EON Technology, Corp.	—	”	3,074	US$	851	4	US$	851
	Goyatek Technology, Corp.	—	”	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	”	1,000	US$	574	3	US$	574
	Capella Microsystems (Taiwan), Inc.	—	”	534	US$	210	2	US$	210
	Ralink Technology (Taiwan), Inc.	—	”	2,094	US$	662	2	US$	662
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	5,194	US$	2,950	15	US$	2,950

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	eLCOS Microdisplay Technology, Ltd.	—	”	3,500	US$	1,950	8	US$	1,950
	FangTek, Inc.	—	”	6,806	US$	3,250	15	US$	3,250
	Kilopass Technology, Inc.	—	”	3,887	US$	2,000	5	US$	2,000
	NanoAmp Solutions, Inc.	—	”	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	”	2,115	US$	3,082	21	US$	3,082
(Continued)

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

Tsmc Global	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	459,159	N/A	US$	459,159

	Agency bonds
	Fed Hm Ln Pc Pool 1b1225	—	Available-for-sale financial assets	—	US$	131	N/A	US$	131
	Fed Hm Ln Pc Pool 1b2566	—	”	—	US$	148	N/A	US$	148
	Fed Hm Ln Pc Pool 1b2632	—	”	—	US$	171	N/A	US$	171
	Fed Hm Ln Pc Pool 1b2642	—	”	—	US$	221	N/A	US$	221
	Fed Hm Ln Pc Pool 1b2776	—	”	—	US$	338	N/A	US$	338
	Fed Hm Ln Pc Pool 1b2792	—	”	—	US$	219	N/A	US$	219
	Fed Hm Ln Pc Pool 1b2810	—	”	—	US$	278	N/A	US$	278
	Fed Hm Ln Pc Pool 1b7453	—	”	—	US$	2,632	N/A	US$	2,632
	Fed Hm Ln Pc Pool 1g0038	—	”	—	US$	288	N/A	US$	288
	Fed Hm Ln Pc Pool 1g0053	—	”	—	US$	357	N/A	US$	357
	Fed Hm Ln Pc Pool 1g0104	—	”	—	US$	140	N/A	US$	140
	Fed Hm Ln Pc Pool 1g1282	—	”	—	US$	3,865	N/A	US$	3,865
	Fed Hm Ln Pc Pool 1g1411	—	”	—	US$	3,292	N/A	US$	3,292
	Fed Hm Ln Pc Pool 1h2520	—	”	—	US$	2,589	N/A	US$	2,589
	Fed Hm Ln Pc Pool 1h2524	—	”	—	US$	1,912	N/A	US$	1,912
	Fed Hm Ln Pc Pool 780870	—	”	—	US$	656	N/A	US$	656
	Fed Hm Ln Pc Pool 781959	—	”	—	US$	3,569	N/A	US$	3,569
	Fed Hm Ln Pc Pool 782785	—	”	—	US$	245	N/A	US$	245
	Fed Hm Ln Pc Pool 782837	—	”	—	US$	480	N/A	US$	480
	Fed Hm Ln Pc Pool 782968	—	”	—	US$	23	N/A	US$	23
	Fed Hm Ln Pc Pool 783022	—	”	—	US$	521	N/A	US$	521
	Fed Hm Ln Pc Pool 783026	—	”	—	US$	292	N/A	US$	292
	Fed Hm Ln Pc Pool B19205	—	”	—	US$	6,731	N/A	US$	6,731
	Fed Hm Ln Pc Pool E01492	—	”	—	US$	1,749	N/A	US$	1,749
	Fed Hm Ln Pc Pool E89857	—	”	—	US$	1,294	N/A	US$	1,294
	Fed Hm Ln Pc Pool G11295	—	”	—	US$	1,082	N/A	US$	1,082
	Fed Hm Ln Pc Pool M80855	—	”	—	US$	2,903	N/A	US$	2,903
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,370	N/A	US$	1,370
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,426	N/A	US$	1,426
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,189	N/A	US$	2,189
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,486	N/A	US$	2,486
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,954	N/A	US$	1,954
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,526	N/A	US$	3,526
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,941	N/A	US$	1,941
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,058	N/A	US$	3,058
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,849	N/A	US$	2,849
	Federal National Mort Assoc	—	”	—	US$	2,655	N/A	US$	2,655
	Federal Natl Mtg Assn	—	”	—	US$	1,869	N/A	US$	1,869
	Federal Natl Mtg Assn	—	”	—	US$	1,980	N/A	US$	1,980

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Federal Natl Mtg Assn	—	”	—	US$	2,014	N/A	US$	2,014
	Federal Natl Mtg Assn	—	”	—	US$	3,425	N/A	US$	3,425
	Federal Natl Mtg Assn Gtd	—	”	—	US$	1,607	N/A	US$	1,607
	Fnma Pool 255883	—	”	—	US$	3,094	N/A	US$	3,094
	Fnma Pool 555549	—	”	—	US$	1,340	N/A	US$	1,340
	Fnma Pool 555715	—	”	—	US$	168	N/A	US$	168
	Fnma Pool 632399	—	”	—	US$	382	N/A	US$	382
	Fnma Pool 662401	—	”	—	US$	533	N/A	US$	533
	Fnma Pool 667766	—	”	—	US$	1,288	N/A	US$	1,288
	Fnma Pool 680932	—	”	—	US$	1,050	N/A	US$	1,050
	Fnma Pool 681393	—	”	—	US$	2,307	N/A	US$	2,307
(Continued)

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Fnma Pool 685116	—	Available-for-sale financial assets	—	US$	546	N/A	US$	546
	Fnma Pool 691283	—	”	—	US$	3,396	N/A	US$	3,396
	Fnma Pool 694287	—	”	—	US$	20	N/A	US$	20
	Fnma Pool 703711	—	”	—	US$	454	N/A	US$	454
	Fnma Pool 725095	—	”	—	US$	1,002	N/A	US$	1,002
	Fnma Pool 730033	—	”	—	US$	161	N/A	US$	161
	Fnma Pool 740934	—	”	—	US$	1,078	N/A	US$	1,078
	Fnma Pool 742232	—	”	—	US$	22	N/A	US$	22
	Fnma Pool 750798	—	”	—	US$	22	N/A	US$	22
	Fnma Pool 773246	—	”	—	US$	218	N/A	US$	218
	Fnma Pool 790828	—	”	—	US$	1,951	N/A	US$	1,951
	Fnma Pool 793932	—	”	—	US$	432	N/A	US$	432
	Fnma Pool 794040	—	”	—	US$	605	N/A	US$	605
	Fnma Pool 795548	—	”	—	US$	179	N/A	US$	179
	Fnma Pool 799664	—	”	—	US$	88	N/A	US$	88
	Fnma Pool 799868	—	”	—	US$	31	N/A	US$	31
	Fnma Pool 804764	—	”	—	US$	381	N/A	US$	381
	Fnma Pool 804852	—	”	—	US$	312	N/A	US$	312
	Fnma Pool 804962	—	”	—	US$	370	N/A	US$	370
	Fnma Pool 805163	—	”	—	US$	401	N/A	US$	401
	Fnma Pool 806642	—	”	—	US$	594	N/A	US$	594
	Fnma Pool 806721	—	”	—	US$	619	N/A	US$	619
	Fnma Pool 814418	—	”	—	US$	340	N/A	US$	340
	Fnma Pool 815626	—	”	—	US$	2,173	N/A	US$	2,173
	Fnma Pool 819423	—	”	—	US$	522	N/A	US$	522
	Fnma Pool 821129	—	”	—	US$	495	N/A	US$	495
	Fnma Pool 888499	—	”	—	US$	2,100	N/A	US$	2,100
	Fnma Pool 888502	—	”	—	US$	229	N/A	US$	229
	Fnma Pool 888507	—	”	—	US$	881	N/A	US$	881
	Fnma Pool 888515	—	”	—	US$	1,210	N/A	US$	1,210
	Fnma Pool 888519	—	”	—	US$	118	N/A	US$	118
	Fnma Pool 888527	—	”	—	US$	67	N/A	US$	67
	Fnma Pool 888738	—	”	—	US$	4,656	N/A	US$	4,656
	Fnma Pool 888793	—	”	—	US$	5,279	N/A	US$	5,279
	Fnma Pool 900296	—	”	—	US$	3,130	N/A	US$	3,130
	Gnma Ii Pool 081150	—	”	—	US$	432	N/A	US$	432
	Gnma Ii Pool 081153	—	”	—	US$	1,322	N/A	US$	1,322
	Gnma Pool 646061	—	”	—	US$	3,906	N/A	US$	3,906
	Fed Home Ln Bank	—	”	—	US$	5,307	N/A	US$	5,307
	Federal Farm Cr Bks	—	”	—	US$	3,602	N/A	US$	3,602
	Federal Home Ln Bks	—	”	—	US$	17,652	N/A	US$	17,652

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Federal Home Ln Bks	—	”	—	US$	5,289	N/A	US$	5,289
	Federal Home Ln Bks	—	”	—	US$	12,628	N/A	US$	12,628
	Federal Home Ln Mtg	—	”	—	US$	5,228	N/A	US$	5,228
	Federal Home Ln Mtg Corp.	—	”	—	US$	7,627	N/A	US$	7,627
	Federal Home Ln Mtg Disc Nts	—	”	—	US$	17,646	N/A	US$	17,646
	Federal Home Loan Bank	—	”	—	US$	4,720	N/A	US$	4,720
	Federal Home Loan Banks	—	”	—	US$	17,714	N/A	US$	17,714
	Federal Natl Mtg Assn	—	”	—	US$	10,468	N/A	US$	10,468
	Federal Natl Mtg Assn	—	”	—	US$	2,660	N/A	US$	2,660
	Federal Natl Mtg Assn	—	”	—	US$	4,102	N/A	US$	4,102
	Federal Natl Mtg Assn Mtn	—	”	—	US$	3,107	N/A	US$	3,107
	Tennessee Valley Auth	—	”	—	US$	6,114	N/A	US$	6,114
(Continued)

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Corporate bonds
	Abbott Labs	—	Available-for-sale financial assets	—	US$	2,005	N/A	US$	2,005
	Abbott Labs	—	”	—	US$	1,519	N/A	US$	1,519
	American Gen Fin Corp.	—	”	—	US$	3,162	N/A	US$	3,162
	American Gen Fin Corp. Mtn	—	”	—	US$	3,498	N/A	US$	3,498
	American Gen Fin Corp. Mtn	—	”	—	US$	1,998	N/A	US$	1,998
	American Honda Fin Corp. Mtn	—	”	—	US$	3,136	N/A	US$	3,136
	Ameritech Capital Funding Co.	—	”	—	US$	494	N/A	US$	494
	Amgen Inc.	—	”	—	US$	3,017	N/A	US$	3,017
	Anz Cap Tr I	—	”	—	US$	988	N/A	US$	988
	Atlantic Richfield Co.	—	”	—	US$	2,252	N/A	US$	2,252
	Axa Finl Inc.	—	”	—	US$	2,193	N/A	US$	2,193
	Beneficial Corp. Mtn Bk Entry	—	”	—	US$	2,279	N/A	US$	2,279
	Bp Cap Mkts P L C	—	”	—	US$	2,833	N/A	US$	2,833
	Burlington Res Inc.	—	”	—	US$	3,723	N/A	US$	3,723
	Chase Manhattan Corp. New	—	”	—	US$	1,529	N/A	US$	1,529
	Chase Manhattan Corp. New	—	”	—	US$	2,108	N/A	US$	2,108
	Chase Manhattan Corp. New	—	”	—	US$	3,514	N/A	US$	3,514
	Consolidated Edison Inc.	—	”	—	US$	3,011	N/A	US$	3,011
	Credit Suisse First Boston USA	—	”	—	US$	2,261	N/A	US$	2,261
	Deere John Cap Corp. Mtn Bk Ent	—	”	—	US$	2,269	N/A	US$	2,269
	Depfa Acs Bank	—	”	—	US$	17,809	N/A	US$	17,809
	European Invt Bk	—	”	—	US$	10,842	N/A	US$	10,842
	Fleet Boston Corp.	—	”	—	US$	2,626	N/A	US$	2,626
	Ge Global Ins Hldg Corp.	—	”	—	US$	1,944	N/A	US$	1,944
	General Dynamics Corp.	—	”	—	US$	2,182	N/A	US$	2,182
	General Elec Cap Corp. Mtn	—	”	—	US$	4,050	N/A	US$	4,050
	General Elec Cap Corp. Mtn	—	”	—	US$	3,102	N/A	US$	3,102
	General Elec Cap Corp. Mtn	—	”	—	US$	2,149	N/A	US$	2,149
	General Re Corp.	—	”	—	US$	3,280	N/A	US$	3,280
	Genworth Finl Inc.	—	”	—	US$	3,281	N/A	US$	3,281
	Hancock John Global Fdg II Mtn	—	”	—	US$	5,228	N/A	US$	5,228
	Hancock John Global Fdg Mtn	—	”	—	US$	1,005	N/A	US$	1,005
	Hartford Finl Svcs Group Inc.	—	”	—	US$	1,341	N/A	US$	1,341
	Heller Finl Inc.	—	”	—	US$	1,979	N/A	US$	1,979
	Hewlett Packard Co.	—	”	—	US$	1,936	N/A	US$	1,936
	Household Fin Corp.	—	”	—	US$	2,975	N/A	US$	2,975
	Household Fin Corp.	—	”	—	US$	3,123	N/A	US$	3,123
	Ing Sec Life Instl Fdg	—	”	—	US$	2,572	N/A	US$	2,572
	International Business Machs	—	”	—	US$	3,637	N/A	US$	3,637
	Intl Lease Fin Corp. Mtn	—	”	—	US$	2,989	N/A	US$	2,989
	JP Morgan Chase	—	”	—	US$	2,034	N/A	US$	2,034

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Keycorp Mtn Book Entry	—	”	—	US$	3,081	N/A	US$	3,081
	Lehman Brothers Hldgs Inc.	—	”	—	US$	2,005	N/A	US$	2,005
	Lehman Brothers Hldgs Inc.	—	”	—	US$	948	N/A	US$	948
	Lehman Brothers Hldgs Inc.	—	”	—	US$	631	N/A	US$	631
	Massmutual Global Fdg II Mtn	—	”	—	US$	3,851	N/A	US$	3,851
	Metropolitan Life Global Mtn	—	”	—	US$	3,399	N/A	US$	3,399
	Mgic Invt Corp.	—	”	—	US$	932	N/A	US$	932
	Mizuho Fin (Cayman)	—	”	—	US$	2,103	N/A	US$	2,103
	Monumental Global Fdg II	—	”	—	US$	1,517	N/A	US$	1,517
	Monunmetal Global Fdg II	—	”	—	US$	2,029	N/A	US$	2,029
	Mony Group Inc.	—	”	—	US$	2,179	N/A	US$	2,179
	Morgan Stanley	—	”	—	US$	1,579	N/A	US$	1,579
(Continued)

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Morgan Stanley	—	Available-for-sale financial assets	—	US$	3,382	N/A	US$	3,382
	National City Corp.	—	”	—	US$	3,500	N/A	US$	3,500
	Nationwide Life Global Fdg I	—	”	—	US$	3,690	N/A	US$	3,690
	Oracle Corp./Ozark Hldg Inc.	—	”	—	US$	2,053	N/A	US$	2,053
	Premark Intl Inc.	—	”	—	US$	2,694	N/A	US$	2,694
	Pricoa Global Fdg I Mtn	—	”	—	US$	3,512	N/A	US$	3,512
	Principal Finl Group Australia	—	”	—	US$	1,009	N/A	US$	1,009
	Protective Life Secd Trs Mtn	—	”	—	US$	3,510	N/A	US$	3,510
	Sbc Communications Inc.	—	”	—	US$	3,417	N/A	US$	3,417
	Sbc Communications Inc.	—	”	—	US$	720	N/A	US$	720
	Simon Ppty Group L P	—	”	—	US$	2,484	N/A	US$	2,484
	Simon Ppty Group Lp	—	”	—	US$	991	N/A	US$	991
	Sp Powerassests Ltd. Global	—	”	—	US$	1,003	N/A	US$	1,003
	Suntrust Bk Atlanta Ga Medium	—	”	—	US$	3,504	N/A	US$	3,504
	Unitedhealth Group Inc.	—	”	—	US$	1,420	N/A	US$	1,420
	Wachovia Corp. New	—	”	—	US$	3,207	N/A	US$	3,207
	Washington Post Co.	—	”	—	US$	3,051	N/A	US$	3,051
	Wells Fargo + Co. New Med Trm	—	”	—	US$	4,503	N/A	US$	4,503

	Corporate issued asset-backed securities
	Atlantic City Elc Trns Fdgllc	—	Available-for-sale financial assets	—	US$	96	N/A	US$	96
	Banc Amer Coml Mtg Inc.	—	”	—	US$	5,592	N/A	US$	5,592
	Banc Amer Fdg 2006 I Tr	—	”	—	US$	3,656	N/A	US$	3,656
	Bear Stearns Adjustable Rate	—	”	—	US$	91	N/A	US$	91
	Bear Stearns Arm Tr	—	”	—	US$	2,972	N/A	US$	2,972
	Bear Stearns Arm Tr	—	”	—	US$	1,831	N/A	US$	1,831
	Bear Stearns Arm Tr	—	”	—	US$	234	N/A	US$	234
	Bear Stearns Coml Mtg Secs Inc.	—	”	—	US$	2,164	N/A	US$	2,164
	Bear Stearns Coml Mtg Secs Inc.	—	”	—	US$	4,948	N/A	US$	4,948
	Capital One Multi Asset Exec	—	”	—	US$	9,155	N/A	US$	9,155
	Capital One Multi Asset Execut	—	”	—	US$	4,000	N/A	US$	4,000
	Capital One Multi Asset Execut	—	”	—	US$	3,008	N/A	US$	3,008
	Capital One Prime Auto Receiva	—	”	—	US$	3,542	N/A	US$	3,542
	Capital One Prime Auto Receiv	—	”	—	US$	65	N/A	US$	65
	Cbass Tr	—	”	—	US$	1,358	N/A	US$	1,358
	Chase Mtg Fin Tr	—	”	—	US$	869	N/A	US$	869
	Chase Mtg Fin Tr	—	”	—	US$	1,687	N/A	US$	1,687
	Chase Mtg Fin Tr	—	”	—	US$	2,523	N/A	US$	2,523
	Chase Mtge Finance Corp.	—	”	—	US$	1,567	N/A	US$	1,567
	Cit Equip Coll Tr	—	”	—	US$	4,071	N/A	US$	4,071
	Citicorp Mtg Secs	—	”	—	US$	231	N/A	US$	231
	Credit Suisse First Boston Mtg	—	”	—	US$	1,322	N/A	US$	1,322

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Credit Suisse First Boston Mtg	—	”	—	US$	5,051	N/A	US$	5,051
	Credit Suisse First Boston Mtg	—	”	—	US$	5,895	N/A	US$	5,895
	Daimlerchrysler Auto Tr	—	”	—	US$	4,393	N/A	US$	4,393
	Daimlerchrysler Auto Tr	—	”	—	US$	1,709	N/A	US$	1,709
	Deere John Owner Tr	—	”	—	US$	2,519	N/A	US$	2,519
	First Franklin Mtg Ln Tr	—	”	—	US$	1,406	N/A	US$	1,406
	First Horizon	—	”	—	US$	43	N/A	US$	43
	First Un Natl Bk Coml Mtg Tr	—	”	—	US$	2,498	N/A	US$	2,498
	First Un Natl Bk Coml Mtg Tr	—	”	—	US$	5,097	N/A	US$	5,097
	First Un Natl Bk Coml Mtg Tr	—	”	—	US$	2,159	N/A	US$	2,159
	Ford Cr Auto Owner Tr	—	”	—	US$	2,512	N/A	US$	2,512
	Gs Mtg Secs Corp.	—	”	—	US$	1,481	N/A	US$	1,481
	Home Equity Mortgage Trust	—	”	—	US$	1,798	N/A	US$	1,798
(Continued)

				March 31, 2008
Held								Market Value or Net
Company	Marketable Securities	Relationship with		Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Home Equity Mtg Tr 2006 4	—	Available-for-sale financial assets	—	US$	810	N/A	US$	810
	Hyundai Auto Receivables Tr	—	”	—	US$	1,221	N/A	US$	1,221
	JP Morgan Mtg Tr	—	”	—	US$	857	N/A	US$	857
	JP Morgan Mtg Tr	—	”	—	US$	886	N/A	US$	886
	JP Morgan Mtg Tr	—	”	—	US$	834	N/A	US$	834
	Lb Ubs Coml Mtg Tr	—	”	—	US$	3,821	N/A	US$	3,821
	Nomura Asset Accep Corp.	—	”	—	US$	1,656	N/A	US$	1,656
	Residential Asset Mtg Prods	—	”	—	US$	2,129	N/A	US$	2,129
	Residential Fdg Mtg Secs I Inc.	—	”	—	US$	1,477	N/A	US$	1,477
	Residential Fdg Mtg Secs I Inc.	—	”	—	US$	3,294	N/A	US$	3,294
	Sequoia Mtg Tr	—	”	—	US$	230	N/A	US$	230
	Sequoia Mtg Tr	—	”	—	US$	310	N/A	US$	310
	Sequoia Mtg Tr	—	”	—	US$	425	N/A	US$	425
	Terwin Mtg Tr	—	”	—	US$	1,454	N/A	US$	1,454
	Tiaa Seasoned Coml Mtg Tr	—	”	—	US$	3,912	N/A	US$	3,912
	Usaa Auto Owner Tr	—	”	—	US$	5,059	N/A	US$	5,059
	Wamu Mtg	—	”	—	US$	3,154	N/A	US$	3,154
	Wamu Mtg Pass Through Ctfs	—	”	—	US$	162	N/A	US$	162
	Wamu Mtg Pass Through Ctfs	—	”	—	US$	2,295	N/A	US$	2,295
	Washington Mut Mtg Secs Corp.	—	”	—	US$	2,203	N/A	US$	2,203
	Wells Fargo Finl Auto Owner Tr	—	”	—	US$	5,015	N/A	US$	5,015
	Wells Fargo Mtg Backed Secs	—	”	—	US$	3,698	N/A	US$	3,698
	Wells Fargo Mtg Backed Secs	—	”	—	US$	3,790	N/A	US$	3,790
	Wells Fargo Mtg Backed Secs	—	”	—	US$	3,701	N/A	US$	3,701
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	2,887	N/A	US$	2,887
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	1,394	N/A	US$	1,394
	Whole Auto Ln Tr	—	”	—	US$	1,272	N/A	US$	1,272

	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	6,082	N/A	US$	6,082
	United States Treas Nts	—	”	—	US$	48,271	N/A	US$	48,271
	United States Treas Nts	—	”	—	US$	5,225	N/A	US$	5,225
	United States Treas Nts	—	”	—	US$	3,955	N/A	US$	3,955
	United States Treas Nts	—	”	—	US$	5,757	N/A	US$	5,757
	United States Treas Nts	—	”	—	US$	4,234	N/A	US$	4,234
	United States Treas Nts	—	”	—	US$	11,159	N/A	US$	11,159
	United States Treas Nts	—	”	—	US$	5,330	N/A	US$	5,330
	United States Treas Nts	—	”	—	US$	10,715	N/A	US$	10,715
	United States Treas Nts	—	”	—	US$	3,453	N/A	US$	3,453
	United States Treas Nts	—	”	—	US$	12,288	N/A	US$	12,288
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
Company	Marketable Securities Type	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Name	and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

The Company	Open-end mutual funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	12,239		$2,045,935	—		$—	1,790		$300,000		$291,013		$8,987	10,449		$1,753,671
	NITC Taiwan Bond	”	National Investment Trust Co., Ltd.	—	103,016		1,474,856	—		—	13,938		200,000		195,162		4,838	89,078		1,280,609
	Prudential Financial Bond Fund	”	Prudential Financial Securities
			Investment Trust Enterprise	—	83,306		1,236,728	—		—	13,442		200,000		194,349		5,651	69,864		1,041,330
	AIG Taiwan Bond Fund	”	AIG Global Asset management
			Corporation (Taiwan) Ltd.	—	54,469		705,033	—		—	15,441		200,000		198,439		1,561	39,028		507,080

	Government bond
	2003 Government Bond Series B	Available-for-sale financial assets	Chung Shing Bills Finance Corp.
			and several financial institutions	—	—		2,349,163	—		—	—		2,350,000		2,350,000		—	—		—
	2004 Government Bond Series B	”	”	—	—		1,197,121	—		—	—		1,203,435		1,201,661		1,774	—		—
/	2004 Government Bond Series G	”	”	—	—		200,065	—		—	—		201,301		200,841		460	—		—
	2003 Government Bond Series B	Held-to-maturity financial assets	”	—	—		1,647,947	—		—	—		1,648,000		1,648,000		—	—		—

	Capital
	VTAF II	Investee accounted for using
		equity method	—	Subsidiary	—		906,536	—		204,884	—		—		—		—	—		1,037,387

TSMC Global	Money market funds
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	—	US$	592,180	—	US$	198,872	—	US$	331,893	US$	331,893		—	—	US$	459,159

	Agency bonds
	Gnma Pool 646061	Available-for-sale financial assets	—	—	—		—	—	US$	4,352	—		—		—		—	—	US$	3,906
	Federal Home Ln Bks	”	—	—	—	US$	8,977	—		—	—	US$	9,002	US$	8,716	US$	286	—		—
	Federal Home Ln Bks	”	—	—	—	US$	8,939	—		—	—	US$	9,003	US$	8,735	US$	268	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,965	—		—	—	US$	5,003	US$	4,851	US$	152	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,980	—		—	—	US$	4,999	US$	4,882	US$	117	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	12,464	—		—		—		—	—	US$	12,628
	Federal Home Ln Mtg	”	—	—	—		—	—	US$	5,186	—		—		—		—	—	US$	5,228
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	7,572	—		—		—		—	—	US$	7,627
	Federal Home Ln Mtg Disc Nts	”	—	—	—	US$	22,342	—		—	—	US$	5,018	US$	4,919	US$	99	—	US$	17,646
	Federal Home Loan Banks	”	—	—	—	US$	21,500	—		—	—	US$	4,111	US$	4,068	US$	43	—	US$	17,714
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	10,291	—		—		—		—	—	US$	10,468
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,151	—		—		—		—	—	US$	4,102
	Federal Natl Mtg Assn Mtn	”	—	—	—	US$	2,982	—		—	—	US$	3,006	US$	2,909	US$	97	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—	US$	3,171	—		—	—	US$	3,201	US$	3,090	US$	111	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
Company	Marketable Securities Type	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Name	and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
	Corporate bonds
	Depfa Acs Bank	Available-for-sale financial assets	—	—	—	US$	20,402	—	US$	-	—	US$	3,074	US$	2,998	US$	76	—	US$	17,809
	European Invt Bk	”	—	—	—		—	—	US$	10,576	—		—		—		—	—	US$	10,842
	Government bonds
	United States Treas Nts	Available-for-sale financial assets	—	—	—		—	—	US$	17,813	—	US$	11,827	US$	11,803	US$	24	—	US$	6,082
	United States Treas Nts	”	—	—	—	US$	25,924	—		—	—	US$	26,091	US$	25,941	US$	150	—		—
	United States Treas Nts	”	—	—	—		—	—	US$	33,779	—	US$	34,000	US$	33,779	US$	221	—		—
	United States Treas Nts	”	—	—	—		—	—	US$	3,958	—		—		—		—	—	US$	3,955
	United States Treas Nts	”	—	—	—	US$	42,509	—		—	—	US$	42,867	US$	41,870	US$	997	—		—
	United States Treas Nts	”	—	—	—		—	—	US$	4,200	—		—		—		—	—	US$	4,234
	United States Treas Nts	”	—	—	—		—	—	US$	11,167	—		—		—		—	—	US$	11,159
	United States Treas Nts	”	—	—	—		—	—	US$	10,525	—		—		—		—	—	US$	10,714
	United States Treas Nts	”	—	—	—	US$	7,758	—		—	—	US$	7,855	US$	7,743	US$	112	—		—
	United States Treas Nts	”	—	—	—	US$	9,735	—		—	—	US$	9,757	US$	9,479	US$	278	—		—
	United States Treas Nts	”	—	—	—		—	—	US$	12,259	—		—		—		—	—	US$	12,288
	United States Treas Nts	”	—	—	—		—	—	US$	60,564	—	US$	12,309	US$	12,294	US$	15	—	US$	48,271
	Wi Treasury Sec	”	—	—	—	US$	6,500	—		—	—	US$	6,594	US$	6,407	US$	187	—		—
(Concluded)

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets or equity in earnings of equity method investees.

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of	Transaction	Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms
The Company	Fab	January 16, 2008 to January 19, 2008	$4,045,220	By the construction progress	Tasa Construction Corporation, Fu Tsu Construction, and China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(Amounts in Thousands of New Taiwan Dollars)

			Transaction Details				Abnormal Transaction
			Purchases/		% to		Unit Price	Payment Terms	Notes/Accounts Payable or Receivable
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	% to Total	Note

The Company	TSMC North America	Subsidiary	Sales	$54,293,942	63	Net 30 days after invoice date	—	—	$24,508,626	60
	GUC	Investee with a controlling financial interest	Sales	289,452	—	Net 30 days after monthly closing	—	—	178,766	—
	WaferTech	Indirect subsidiary	Purchases	2,378,352	21	Net 30 days after monthly closing	—	—	(602,332)	6
	SSMC	Investee accounted for using equity method	Purchases	1,358,468	12	Net 30 days after monthly closing	—	—	(465,295)	5
	TSMC Shanghai	Subsidiary	Purchases	1,220,202	11	Net 30 days after monthly closing	—	—	(304,048)	3
	VIS	Investee accounted for using equity method	Purchases	793,272	7	Net 30 days after monthly closing	—	—	(476,214)	5

GUC	TSMC North America	Same parent company	Purchases	537,761	50	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(261,678)	26

XinTec	OmniVision	Parent company of director (represented for XinTec)	Sales	540,745	79	Net 30 days after shipping	—	—	183,301	72

Note:	The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
MARCH 31, 2008
(Amounts in Thousands of New Taiwan Dollars)

				Turnover Days	Overdue		Amounts Received in	Allowance for
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Subsequent Period	Bad Debts

The Company	TSMC North America	Subsidiary	$24,553,018	43	$8,153,441	—	$10,557,710	$ —
	TSMC Shanghai	Subsidiary	1,942,566	(Note 2)	—	—	—	—
	GUC	Investee with a controlling financial interest	178,766	40	—	—	—	—
	VIS	Investee accounted for using equity method	108,629	(Note 2)	19,954	Accelerate demand on account receivable	12,081	—
XinTec	OmniVision	Parent company of director (represented for XinTec)	183,301	52	74,615	—	111,710	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
MARCH 31, 2008
(Amounts in Thousands of New Taiwan Dollars)

										Equity in the
				Original Investment Amount		Balance as of March 31, 2008			Net Income	Earnings
Investor				March 31,	December 31,	Shares (in	Percentage of	Carrying	(Losses) of the	(Losses)
Company	Investee Company	Location	Main Businesses and Products	2008	2007	Thousands)	Ownership	Value (Note 1)	Investee	(Note 2)	Note

The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$41,971,625	$568,565	$568,565	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	27,063,207	1,459,171	1,459,171	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,047,681	13,047,681	616,240	36	11,183,477	766,045	176,985	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	8,840,895	8,840,895	463	39	8,352,727	1,096,958	376,237	Investee accounted for using equity method
	TSMC Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	—	100	7,895,259	(571,555)	(529,639)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	3,528,732	(1,068,138)	(1,068,138)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,184,900	73,769	73,769	Subsidiary
	XinTec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	91,703	43	1,483,429	(27,906)	(18,115)	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies	1,095,622	1,095,622	—	98	1,039,699	(61,401)	(60,173)	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,178,343	973,459	—	98	1,037,387	(11,923)	(11,685)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	42,572	37	891,488	187,202	69,158	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	976,449	1,019,042	—	99	390,518	(6,885)	(6,851)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	175,689	2,372	2,372	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	173,084	2,258	2,258	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	112,111	906	906	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	97,152	7,872	7,872	Subsidiary
	TSMC Korea	Seoul, Korea	Marketing activities	13,656	13,656	80	100	15,533	1,098	1,098	Subsidiary

Note 1:	The treasury stock is deducted from the carrying value.

Note 2:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment
				from Taiwan			from Taiwan				Accumulated
		Total Amount of		as of	Investment Flows		as of		Equity in the	Carrying	Inward
		Paid-in Capital		January 1, 2007	Outflow		March 31, 2008		Earnings	Value	Remittance of
Investee	Main Businesses and	(RMB in	Method of	(US$ in	(US$ in		(US$ in	Percentage of	(Losses)	as of	Earnings as of
Company	Products	Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Ownership	(Note 2)	March 31, 2008	March 31, 2008
TSMC Shanghai	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$—	$—	$12,180,367 (US$371,000)	100%	$(529,639)	$7,895,259	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of March 31, 2008	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2:	Amount was recognized based on the reviewed financial statements.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

A. For the three months ended March 31, 2008

				Intercompany Transactions
							Percentage of
							Consolidated
			Nature of				Total Gross
			Relationship			Terms	Sales or
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Total Assets
0	TSMC	TSMC North America	1	Sales	$54,293,942	—	61%
				Receivables from related parties	24,508,626	—	4%
				Other receivables from related parties	44,392	—	—
				Payables to related parties	7,147	—	—
		TSMC Shanghai	1	Sales	26,474	—	—
				Purchases	1,220,202	—	1%
				Technical service income	88,760	—	—
				Other receivables from related parties	1,942,566	—	—
				Payables to related parties	304,048	—	—
				Deferred credits	457,290	—	—
		TSMC Japan	1	Marketing expenses — commission	45,186	—	—
				Payables to related parties	16,028	—	—
		TSMC Europe	1	Marketing expenses — commission	76,949	—	—
				Payables to related parties	47,494	—	—
		TSMC Korea	1	Marketing expenses — commission	5,198	—	—
		GUC	1	Sales	289,453	—	—
				Receivables from related parties	178,786	—	—
		TSMC Technology	1	Payables to related parties	59,499	—	—
				Research and development expenses	89,660	—	—
		WaferTech	1	Sales	2,524	—	—
				Purchases	2,378,252	—	3%
				Other receivables from related parties	14,923	—	—
				Payables to related parties	602,332	—	—
1	GUC	TSMC North America	3	Purchases	573,761	—	—
				Manufacturing expenses	106,325	—	—
				Operating expenses	1,458	—	—
				Payables to related parties	261,678	—	—
		GUC-NA	3	Operating expenses	17,959	—	—
				Accrued Expenses	2,772	—	—
		GUC-Japan	3	Operating expenses	5,499	—	—
				Other prepaid expenses	2,328	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with mutual agreements.
(Continued)

B. For the three months ended March 31, 2007

				Intercompany Transactions
							Percentage of
							Consolidated
			Nature of				Total Gross
			Relationship			Terms	Sales or
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Total Assets
0	TSMC	TSMC North America	1	Sales	$39,207,204	—	60%
				Receivables from related parties	18,993,076	—	3%
				Other receivables from related parties	51,251	—	—
				Payables to related parties	20,791	—	—
		TSMC Shanghai	1	Sales	8,059	—	—
				Purchases	1,233,506	—	2%
				Technical service income	76,455	—	—
				Other receivables from related parties	144,605	—	—
				Payables to related parties	512,066	—	—
				Deferred credits	670,387	—	—
		TSMC Japan	1	Marketing expenses — commission	45,512	—	—
				Payables to related parties	15,562	—	—
		TSMC Europe	1	Marketing expenses — commission	53,775	—	—
				Payables to related parties	21,547	—	—
		TSMC Korea	1	Marketing expenses — commission	4,197	—	—
		GUC	1	Sales	187,537	—	—
				General and administrative expenses -	3,473	—	—
				rental Research and development expenses	6,456	—	—
				Receivables from related parties	161,679	—	—
		TSMC Technology	1	Other receivables from related parties	5,188	—	—
				Payables to related parties	44,721	—	—
				Research and development expenses	17,346	—	—
		WaferTech	1	Purchases	2,359,717	—	4%
				Payables to related parties	627,230	—	—
1	TSMC International	TSMC Technology	3	Deferred royalty income	653,415	—	—
2	TSMC Partners	TSMC International	3	Other receivables	10,098,702	—	2%
				Deferred revenue	8,948,150	—	1%
3	GUC	TSMC North America	3	Purchases	309,890	—	—
				Manufacturing expenses	77,642	—	—
				Payables to related parties	292,345	—	—
		GUC-NA	3	Operating expenses	11,829	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with the related contractual agreements.
(Concluded)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 29, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer